UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 27, 2002

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033-0530

Re: Schering-Plough Corporation
Incoming letter dated December 20, 2001

Dear Mr. LaRosa:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Schering-Plough by Timothy D. Williams. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Timothy D. Williams
5575 Joyceann Dr.
Dayton, OH 45415

Schering-Plough

Direct Dial: (908) 298-7537
Direct Fax: (908) 298-7303
Email: joseph.larosa@spcorp.com

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033-0530
Telephone (908) 298-4000

December 20, 2001

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Schering-Plough Corporation – Shareholder Proposal Submitted by Timothy D. Williams

Dear Sir or Madam:

Schering-Plough Corporation (the "Company") has received a shareholder proposal (the "Proposal") from Timothy D. Williams (the "Proponent") for inclusion in the Company's proxy materials for the 2002 annual meeting of shareholders (the "2002 Proxy"), which the Company expects to file in definitive form with the Commission on or about March 11, 2002. The Proposal is attached hereto as Exhibit A. On behalf of the Company and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude the Proposal.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of the Proposal and this letter (including all Exhibits), which sets forth the grounds upon which we deem omission of the Proposal to be proper. For your convenience, a copy of each of the no-action letters referred to herein are attached as Exhibit B, and all relevant correspondence with the Proponent, including the Proponent's cover letter to the Proposal, are attached as Exhibit C. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify him of our intention to omit the Proposal from our 2002 Proxy.

The Proposal

The Proposal calls for the Company to endorse, as a public commitment, the "Pro Vita Principles", which apparently are consistent with social goals that the Proponent supports. Among the infirmities of the Proposal are that it does not describe exactly what the "Pro Vita Principles" are, but nevertheless calls for the establishment of a sub-committee of the Executive Committee of the Board to ensure compliance with the Pro Vita Principles and for that sub-committee to submit an annual written report to be incorporated in the Annual Report to shareholders.

Grounds to Omit Proposal

The following is a discussion of several grounds upon which we believe that the Proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8.

I. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) And Rule 14a-9 As It Is Vague and Therefore Materially False And Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

In February 2000, the Staff issued a no-action letter under Rule 14a-8(i)(3) allowing the exclusion of a proposal regarding the endorsement of the Pro Vita Principles. Abbott Laboratories (February 18, 2000). In fact, with the exception of the last sentence of the Resolved clause, the Proposal received by the Company is identical to the proposal submitted to Abbott Laboratories by a Timothy D. Williams, who we believe to be the same individual as the current Proponent. The Proponent has added, in his Proposal to the Company, a sentence in the Resolved clause stating, "Further, shareholders request the company establishes a sub-committee of the Executive Committee of the Board to ensure compliance with the Pro Vita Principles and that this sub-committee submits an annual written report to be incorporated in the Annual Report to shareholders." The addition of that sentence further confuses the already vague proposal previously reviewed by the Commission Staff in the Abbott Laboratories matter.

For purposes of Rule 14a-8(i)(3), the Staff has previously allowed the omission of proposals where "neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." Southeast Banking Corp. (February 8, 1982). In Abbott Laboratories, the Staff agreed that the proposal could be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. It is true that the Proposal submitted to the Company differs from the Abbott proposal in that the Proposal to the Company calls for the establishment of a sub-committee of the Executive Committee of the Board. However, any action ultimately taken upon the Proposal by the sub-committee could be equally different from the type of action envisioned by the shareholders. The establishment of a sub-committee exacerbates the vagueness and indefiniteness inherent in the Proposal. The Proposal is still subject to varying interpretations by shareholders and the sub-committee, as it provides no guidance on how the sub-committee should fulfill the Company's "public commitment" to the Pro Vita Principles or how to "ensure compliance with" the Pro Vita Principles, which the Staff has acknowledged in Abbott Laboratories cannot be adopted with reasonable certainty.

The Proposal is so vague it does not even identify with specificity what the Pro Vita Principles are. We suppose that shareholders asked to vote on the Proposal are free to speculate as to what constitutes these Principles. Similarly, based on what the Proponent provided, the sub-committee of the Board's Executive Committee might have an equally difficult time in discerning exactly what their obligations are. While on the one hand the Proposal asks the Company to "endorse", and the sub-committee to "ensure compliance" with the Pro Vita Principles, on the other hand the Company is asked to "commit" to "an operating policy that respects the value of each person in all the Company's policies and affairs" and to the following four points (which are quoted directly from the Proposal):

1) The protection of all human life without regard to age, size, sex or place.
2) The avoidance of any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses.
3) The exclusion of any product or service that ends human life.
4) The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

The Proposal provides no guidance as to whether those commitments are the Pro Vita Principles, a subset of the Principles or something entirely different. The shareholders are given no reasonable certainty as to what actions or measure the sub-committee would or should take to "ensure compliance" with the Principles, if the Proposal was implemented. It is misleading to ask shareholders to endorse a set of Principles that may be unknown to the shareholders or based on statements that may or may not track those Principles.

In addition, the Proponent has used overbroad language that is subject to multiple meanings. An example is the use of the word "avoidance" in Proponent's second and fourth points above.

Webster's Ninth New Collegiate Dictionary (1990) defines "avoidance" as "1 *obs* a: an action of emptying, vacating, or clearing away b: OUTLET 2: annulment 3: an act or practice of avoiding or withdrawing from something." The term "avoid" is defined as "1 *obs* : VOID EXPEL 2 *archaic* : to depart or withdraw from: LEAVE 3: to make legally void : ANNUL (~ a plea) 4 a : to keep away from : SHUN b : to prevent the occurrence or effectiveness of c : to refrain from."

In the context of the use of the term "avoidance" in Proponent's second point, it is unclear whether the Company is asked to stop doing something, not do something it otherwise could do, prevent something from ever occurring, or possibly "refrain" from something. The use of the term "avoidance" in Proponent's fourth point is also vague and confusing. The lack of direction provided by the word "avoidance" is compounded by the use of the phrase "wherever practical." That phrase vitiates any semblance of a standard, and makes it impossible for a shareholder asked to vote on the Proposal to have any idea whatsoever how compliance with the undefined Pro Vita Principles would be carried out.

In addition to the vague and uncertain use of the word "avoidance", the Proponent never explains what is meant by "protection" or "destruction", and what criteria should be used in ascertaining which organizations are involved in the "deliberate destruction of human life," again leaving shareholders, and the sub-committee, to speculate. With regard to the last point, the Proposal gives no guidance whatsoever, since it appears to be based on an unknown legal standard (we presume that the Proponent is not suggesting that the Company is violating current legal standards by making the donations).

Finally, the Proposal is misleading because it contains the implicit and unwarranted assumption that the Company is or is about to act in a manner contrary to the Proposal's generalities. The Proponent also fails to provide any factual basis for his subjective belief that this Proposal would increase shareholder value "by raising employee morale, reducing litigation and enhancing public image." Accordingly, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) As It Relates To The Conduct Of Our Ordinary Business Operations</u>

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> "If the proposal deals with a matter relating to the company's ordinary business operations."

Among the vague principles the Proposal would require the Company to endorse and comply with is the "avoidance of any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses." As described above, the term "avoidance" provides little guidance or direction regarding exactly what the Company should do to comply. In addition, this particular component of the Proposal purports to somehow restrict the types of research in which the Company can engage. Decisions regarding research activities are clearly within the Company's ordinary business operations.

The core of the Company's business is pharmaceutical research and development. Under the laws of the State of New Jersey, where the Company is incorporated, the business and affairs of the corporation are to be managed by the board of directors. N.J.S.A. 14A:6-1(1). The extent of the shareholders' involvement in the management of the corporation's day to day business operations is limited to choosing and replacing directors if the shareholders are not satisfied with their operation of the corporation's business. Casson v. Bosman, 137 N.J. Eq. 532, 535, 45 A2d 807 (E.&A. 1946) and the cases cited therein. The Proposal would interfere with the Company's research and development activities by requiring that research efforts pass through a filter of vague social goals. This would give the shareholders unprecedented authority to direct the Company's research and, quite possibly, the Company's success as a commercial venture, and is therefore inconsistent with New Jersey law. We have received the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP, a copy of which is attached as Exhibit D, which concurs with these views on New Jersey law.

The Company's research and development activities and business opportunities relating thereto are based on a wide range of factors and are made by management in consultation with experts in a variety of fields, including research, medical, regulatory, manufacturing and law. Shareholders, as a group, would not possess the requisite expertise to make these types of decisions. In fact, one of the purposes of Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), is to exclude proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 12999 (November 22, 1976).

On January 23, 1997, the Staff issued a no-action letter allowing Merck & Co., Inc. to omit a shareholder proposal under Rule 14a-8(c)(7). The shareholder proposal requested the board of directors to form a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products." In issuing the no-action letter, the Staff noted that product research, development, and testing relate to the conduct of the company's ordinary business operations and, therefore, the proposal was excludable under predecessor Rule 14a-8(c)(7). The Staff has recognized on several other occasions that the research activities of a research-based pharmaceutical company are "ordinary business operations." See Eli Lilly and Company (February 8, 1990); Arizona Public

Service Company (February 27, 1984); General Dynamic Corporations (March 16, 1983).

Finally, with respect to corporate contributions, the Proposal would prevent us from making contributions to any association that, in some capacity, could be deemed to violate the social goals outlined in the Proposal. The Company notes that in a series of letters, the Commission has repeatedly taken the position that shareholder proposals that relate to the determination regarding a corporation's contributions to a particular charity or cause may properly be omitted under Rule 14a-8(i)(7). See, for example, Minnesota Mining & Manufacturing Company (January 3, 1996)(proposal 2); Wells Fargo & Company (January 26, 1993); Pacific Telesis Group (January 22, 1997); Delta Air Lines, Inc. (July 29, 1999). Accordingly, it is my opinion that the Proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from our 2002 Proxy. Pursuant to Rule 14a-8(j)(2)(iii), for the purposes of matters of New Jersey state law, attached as Exhibit D is the opinion of Riker, Danzig, Scherer, Hyland & Perretti LLP.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2002 Proxy, please contact me at (908) 298-7537. I may also be reached by facsimile at (908) 298-7303.

Please acknowledge receipt of this letter and the attachments by date stamping and returning the enclosed duplicate copy of this letter. A self-addressed, stamped envelope is enclosed for that purpose.

Very truly yours,

Joseph J. LaRosa
Staff Vice President, Secretary
and Associate General Counsel

JJL/mb
Enc.
cc: Timothy D. Williams (w/ encl.)

*1997 SEC No-Act. LEXIS 111, **

1997 SEC No-Act. LEXIS 111

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

January 23, **1997**

CORE TERMS: shareholder, testing, fetal, tissue, elective, abortions, board of directors, experimentation, pharmaceutical, manufactures, registrant, enclosed, staff, annual meeting, health care, proprietary, inclusion, excluding, recommend, customers, vaccine, proxy, omit

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Merck & Co., Inc.** (the "Company")
Incoming letter dated December 20, 1996

The proposal requests that the board form a committee to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the Company's products.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development and testing). Accordingly, it is the Division's view that the proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1:

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 **[*2]** *1000*
Fax 908 735 1216

Office of Corporate Staff Counsel

December 20, 1996

MERCK

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, District of Columbia 20549

Re: **Merck & Co., Inc.**, Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company"), has received a shareholder's proposal (the "Proposal") from Timothy D. Williams (the "Proponent") for inclusion in the Company's proxy materials for the **1997** annual meeting of shareholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> Whereas, Merck & Co. manufactures health care products including pharmaceutical and vaccine products.
>
> Whereas, the research, development, and testing of some of these products involve the use of human fetal tissue.
>
> Whereas, elective abortions provide a major source of human fetal tissue used for research, testing, and experimentation purposes.
>
> Whereas, alternatives to the use of human fetal tissue obtained from elective abortions are available.
>
> Whereas, many company shareholders, employees, and customers hold strong moral objections **[*3]** to the use of human fetal tissue obtained from elective abortions for research, testing, and experimentation purposes.
>
> Resolved, the shareholders request the Board of Directors of the company to form a committee. The purpose of the committee would be to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products. The committee would report its findings to the Board of Directors no later than November 1, **1997.** This report, excluding any proprietary information, should then be made available to all shareholders.

I am of the opinion that the Proposal may be properly omitted from the Proxy Materials, since it relates to the conduct of the ordinary business operations of the Company.

Accordingly, the Company requests that the Staff confirm that it will not recommend any enforcement action against the Company if the Company excludes the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof. **[*4]**

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

DISCUSSION

This Proposal Deals with a Matter Relating to the Ordinary Business Operations of Company

A registrant may omit a shareholder proposal if the proposal deals with a matter relating to the conduct of ordinary business operations of the registrant. Rule 14a-8(c)(7). The proposal at issue recommends the formation of a committee to study the elimination of the use of human fetal tissue obtained from elective abortions in the research, development and testing of the Company's products.

Under the laws of the State of New Jersey, where the Company is incorporated, the business and affairs of the corporation are to be managed by the board of directors. N.J.S.A. 14A:6-1 (a) and Riddle v. Mary A. Riddle Co. 140 N.J.Eq. 315, 320, 54 A.2d 607 (Chan. 1947). It is a long-standing principle of New Jersey corporate law that the extent of the shareholders' involvement in the management of the corporation's day to day business operations is limited to choosing directors and removing such directors if the shareholders are not satisfied with their operation **[*5]** of the corporation's business. Casson v. Bosman 137 N.J. Eq. 532, 45 A.2d 807 (E.& A. 1947).

The Company is a research driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products and services. These activities are extensively regulated and involve complex processes, testing and safety analyses unique to each particular product involved. Therefore, under New Jersey law, the management of the Company, under the supervision of its Board of Directors, has the power and the responsibility to supervise the research, development and testing of Company products in the safest and most effective manner, while at the same time complying with all applicable laws and ethical obligations. Management's decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law. Decisions of this type do not lend themselves to sweeping policy declarations or the review of a committee concerned with eliminating specific processes and techniques, **[*6]** especially in light of the governmental regulation.

The proposal, therefore, is exactly the type that Rule 14a-8(c)(7) is designed to permit a registrant to exclude. It addresses the conduct of the ordinary business operations of the Company. One of the purposes of Rule 14a-8(c)(7) is to exclude proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 12999 (Nov. 22, 1976), 1976 WL 15995, 10.

Accordingly, the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(c)(7).

If you have any questions regarding this matter or require any further information, please contact me at (908)423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning the same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,
MERCK & CO., INC.

By: Lauran S. D'Alessio
Assistant Counsel

ATTACHMENT 1

TIMOTHY D. WILLIAMS
5575 **[*7]** JOYCEANN DRIVE . DAYTON, OHIO 45415 . Telephone 513/275-9258

November 19, 1996

Mrs. Dolores O. Rosinski
Office of the Secretary WS3AB05
Merck & Co., Inc.
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Re: Shareholder Proposal

Dear Mrs. Rosinski:

My son Peter(Peter D. Williams) is a shareholder of Merck & Co. common stock. In my role as his father, legal guardian, and custodian of his shares; I wish to submit the following shareholder proposal for the **1997** Annual Meeting.

Whereas, Merck & Co. manufactures health care products including pharmaceutical and vaccine products.

Whereas, the research, development, and testing of some of these products involve the use of human fetal tissue.

Whereas, elective abortions provide a major source of human fetal tissue used for research, testing, and experimentation purposes.

Whereas, alternatives to the use of human fetal tissue obtained from elective abortions are available.

Whereas, many company shareholders, employees, and customers hold strong moral objections to the use of human fetal tissue obtained from elective abortions for research, testing, and experimentation purposes.

Resolved, the shareholders request the Board **[*8]** of Directors of the company to form a committee. The purpose of the committee would be to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products. The committee would report its findings to the Board of Directors no later than November 1, **1997.** This report, excluding any proprietary information, should then be made available to all shareholders.

Please acknowledge receipt of this letter, and its acceptance for inclusion on the **1997** Proxy Statement.

Sincerely,

Timothy D. Williams (for Peter D. Williams)

ATTACHMENT 2

Merck & Co., Inc.
One Merck Drive
PO Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

Office of the Secretary

MERCK

November 26, 1996

Mr. Timothy D. Williams
5575 Joyceann Drive
Dayton, OH 45415

Dear Mr. Williams:

RE: Proposal for **1997** Proxy Statement

This is to acknowledge receipt of your letter of November 19, 1996, and your stockholder proposal on behalf of your son Peter regarding human fetal research.

Yours truly,

Dolores O. Rosinski
Senior Assistant Secretary

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"merck & co., inc." & 1997 and date(geq (01/21/97) and leq (01/24/97))** (Edit Search)
View: Full
Date/Time: Thursday, December 20, 2001 - 1:54 PM EST

A

Timothy D. Williams
5575 Joyceann Dr.
Dayton, OH 45415
937/275-9258

October 29, 2001

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

I am a current owner of 200 shares of Schering-Plough common stock, and have owned the stock continuously for over a year. Also, I intend to hold the shares through the date of the next annual meeting. The following shareholder proposal is submitted for presentation at the 2002 annual shareholder meeting.

ENDORSE THE PRO VITA PRINCIPLES RESPECTING HUMAN LIFE

Whereas: We believe responsible implementation of a sound, credible policy respecting human life increases long-term shareholder value by raising employee morale, reducing litigation and enhancing public image.

By endorsing the Pro Vita Principles the company recognizes the fundamental value of each human life and commits to the importance of each life regardless of its disabilities or locale, be it inside or outside the womb.

Befitting the importance of this subject, the company commits to:

1) The protection of all human life without regard to age, size, sex, or place.
2) The avoidance of any research that involves the destruction of human life or uses of tissue, cell lines, or organs from aborted fetuses.
3) The exclusion of any product or service that ends human life.
4) The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

While these are fundamental principles, the company also commits to an operating policy that respects the value of each person in all the company's policies and affairs.

Resolved: Shareholders request the company endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life. Further, shareholders request the company establishes a sub-committee of the Executive Committee of the Board to ensure compliance with the Pro Vita Principles, and that this sub-committee submits an annual written report to be incorporated in the Annual Report to shareholders.

Sincerely,

J. D. Williams

Cc: Securities & Exchange Commission

B

*2000 SEC No-Act. LEXIS 200, **

2000 SEC No-Act. LEXIS 200

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 18, **2000**

CORE TERMS: proxy, shareholder, human life, destruction of human life, registrant, endorse, proxy statement, avoidance, commits, omit, inestimable, deliberate, charitable, thresholds, ethical, aborted, fetuses, tissue, organs, cell, Exchange Act, enforcement action, annual meeting, public image, misleading, enhancing, proponent, recommend, enclosed, omission

[*1] Abbott Laboratories

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, **2000**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Abbott Laboratories**
Incoming letter dated December 22, 1999

The proposal requests that Abbott endorse the "Pro Vita Principles" as a public commitment to ethical business practices and the inestimable value of each human life.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: ABBOTT

Abbott Laboratories

100 Abbott Park Road, D-364

Abbott Park, IL 60064-3500

Telephone: (847) 937-3905

Facsimile: (847) 938-6277

December 22, 1999

1934 Act/Rule 14a-8

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
[*2] Washington, D.C. 20549

Re: **Abbott Laboratories** -- Stockholder Proposal Submitted by Timothy D. Williams

Dear Sir or Madam:

On behalf of **Abbott Laboratories** and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Timothy D. Williams from our proxy materials for the **2000** annual meeting of shareholders ("**2000** Proxy"), which the we expect to file in definitive form with the Commission on or about March 14, **2000.**

We received a notice from Williams dated November 5, 1999, submitting the proposal for consideration at our **2000** annual meeting of shareholders. The proposal (which is attached as Exhibit A) reads as follows:

ENDORSE THE PRO VITA PRINCIPLES RESPECTING HUMAN LIFE

> Whereas: We believe responsible implementation of a sound, credible policy respecting human life increases long-term shareholder value by raising employee morale, reducing litigation and enhancing public image.
>
> In endorsing the Pro Vita Principles the company recognizes the fundamental value of each human **[*3]** life and commits to the importance of each life regardless of its locale, be it inside or outside the womb.
>
> Befitting the importance of this subject, the company commits to:
>
> 1. The protection of all human life without regard to age, size, sex or place.
> 2. The avoidance of any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses.
> 3. The exclusion of any product or service that ends human life.
> 4. The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

> While these are fundamental principles, the company also commits to an operating policy that respects the value of each person in all the company's affairs.
>
> Resolved: Shareholders request the company to endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of **[*4]** each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our **2000** Proxy.

We believe that the proposal may be properly omitted from its proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) And Rule 14a-9 As It Is Vague And Therefore Materially False And Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal would have us "endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life." For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the Company would be able **[*5]** to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." Southeast Banking Corp. (February 8, 1982). I believe that the proposal may be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. Because the proposal is so inherently vague and indefinite it is to be subject to varying interpretations by shareholders and the company. In fact, the Staff has allowed other companies to exclude other similarly-written proposals regarding the rights of the unborn. See Bristol-Myers Squibb Company (January 22, 1997) (proposal requested that the company endorse unborn children's equal rights); Kmart Corporation (February 23, 1996) (proposal requested that the company not promote violation of the unborn with corporate actions, through charitable or political contributions, merchandise, medical plans and employee benefits). That proposal is simply too vague to be meaningful.

The principles provide no guidance on how we should fulfill our "public commitment" to the Pro Vita Principles, **[*6]** thus leaving shareholders without any reasonable certainty as to what actions or measures we would take to accomplish:

> The protection of all human life without regard to age, size, sex or place.
>
> The avoidance of any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses.

The exclusion of any product or service that ends human life.

The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

Aside from how these principles should be implemented, the proponent never explains what is meant by "protection" or "destruction," and what criteria should be used in ascertaining which organizations are involved in the "deliberate destruction of human life," again leaving shareholders to speculate.

The proposal is misleading because it contains the implicit and unwarranted assumption that we are or are about to act in a manner contrary to these generalities. The proponent also fails to provide any factual basis for, or otherwise qualify, his subjective belief that this proposal would increase shareholder value "by raising employee **[*7]** morale, reducing litigation and enhancing public image." Accordingly, it is my opinion that the proposal may be excluded from our **2000** Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(5) As It Relates To Less Than Five Percent Of Our Business

Rule 14a-8(i)(5) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

If the proposal relates to operations which account for less than five percent of the company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

In spite of its vagueness, it appears that the proposal may be aimed, in part, at the issue of abortion. We do not manufacture or sell abortifacients, nor do we conduct any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses. None of our total assets, gross sales or net earnings are attributable to abortifacients. Accordingly, none **[*8]** of the economic thresholds set forth in Rule 14a-8(i)(5) have been satisfied. Not only does the proposal bear no "significant" relationship to our business, the proposal bears no relationship to our business.

We recognize that the Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, those social issues have always had some significant or meaningful relationship to the registrant's business. For example, "South Africa" proposals have been permitted in connection with companies that do business in South Africa and tobacco proposals have been permitted in connection with companies that have tobacco operations. Presumably, they would be improper for a company that was not in South Africa and for those that had no tobacco operations.

Although we recognize that a proposal dealing with operations that fail to meet the economic thresholds of Rule 14a-8(i)(5) must nevertheless be included in a company's proxy statement if such proposal is otherwise significantly related to a company's business, we assert that a proposal that has no relationship to a company's business need not be included. The courts have recognized **[*9]** that an issue must have a significant or meaningful relationship to the registrant's business before it must be included in the registrant's proxy statement. For example, in Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.C.D.C. 1985), the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras even though sales of that product failed to meet the economic thresholds set forth in Rule 14a-8(i)(5). The court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and, therefore, the issues raised in the proposal were significantly related to company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of [the company] as [the company] was not engaged in the business of importing pate de foie gras." Id. at 561. Note 16. We believe **[*10]** that the proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, that is, an ethically significant issue - abortion - which has no meaningful relationship to our business. Accordingly, it is my opinion that the proposal may be excluded from our **2000** Proxy pursuant to Rule 14a-8(i)(5).

III. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) As It Relates To The Conduct Of Our Ordinary Business Operation

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal deals with a matter relating to the company's ordinary business operations.

This proposal would prevent us from making contributions to any association that, in some capacity, could be deemed to violate the Pro Vita Principles. The Staff has concurred in the view that proposals that relate to the determination regarding contributions to a particular charity may properly be omitted from a registrant's proxy materials because such proposals deal with a matter relating to the conduct of the ordinary business operations of the registrant, **[*11]** that being the determination to contribute to specific types of organizations. See Delta Air Lines, Inc. (July 29, 1999) (proposal requiring shareholder approval of any gift, donation, or grant in excess of $ 25,000 to any group); Colgate-Palmolive Company (February 10, 1997) (proposal requiring the company to refrain from giving charitable contributions to organizations that perform abortions). Accordingly, it is my opinion that the proposal may be excluded from our **2000** Proxy pursuant to Rule 14a-8(i)(7).

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our **2000** Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our **2000** Proxy, please contact me at (847) 937-6472 or John Berry at (847) 938-3591. We may also be reached by facsimile at (847) 938-1206.

Please acknowledge receipt of this **[*12]** letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jose M. de Lasa

EXHIBIT A

TIMOTHY D. WILLIAMS

5575 Joyceann Drive

Dayton, OH 45415

November 5, 1999

Jose de Lasa
Department 364 Bldg 6D
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 60064-6400

Dear Mr. de Lasa:

I am a current owner of 150 shares of **Abbott Laboratories** common stock and have owned the stock for over a year. In addition, I intend to hold the shares through the date of next annual meeting and present the following proposal.

ENDORSE THE PRO VITA PRINCIPLES RESPECTING HUMAN LIFE

Whereas: We believe responsible implementation of a sound, credible policy respecting human life increases long-term shareholder value by raising employee morale, reducing litigation and enhancing public image.

In endorsing the Pro Vita Principles the company recognizes the fundamental value of each human life and commits to the importance of each life regardless of its locale, be it inside or outside the womb.

Befitting the importance of this subject, the company commits to:

1. The protection of all human life without regard to **[*13]** age, size, sex or place.
2. The avoidance of any research that involves the destruction of human life or uses tissue, cell lines or organs from aborted fetuses.
3. The exclusion of any product or service that ends human life.
4. The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

While these are fundamental principles, the company also commits to an operating policy that respects the value of each person in all the company's affairs.

Resolved: Shareholders request the company to endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life.

Sincerely,

T. D. Williams

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"abbott laboratories" & 2000 and date(geq (02/01/00) and leq (02/20/00))** (Edit Search)
View: Full
Date/Time: Wednesday, December 19, 2001 - 12:21 PM EST

137 N.J. Eq. 532; 45 A.2d 807;
*1946 N.J. LEXIS 395, **

JAMES G. CASSON, complainant-appellant, v. ARNOLD BOSMAN, JOHN W. KANEHANN, HARRY W. BROWN, ALEXANDER HUGGAN, MICHAEL J. STECHER and BOSSMAN AND CASSON, INC., defendants-respondents.

COURT OF ERRORS AND APPEALS OF NEW JERSEY

137 N.J. Eq. 532; 45 A.2d 807; 1946 N.J. LEXIS 395

October 26, 1945, Submitted
February 13, 1946, Decided

PRIOR HISTORY: **[*1]** On appeal from a final decree advised by Vice-Chancellor Fielder, whose opinion follows:

HEADNOTES: 1. As owner of shares of stock complainant had no vested right to employment by the corporation. Although a director, vice-president and manager of the corporation, he was subject to discharge as an employee at any time by the corporate directors or officers. It appears that he was discharged for good cause by unanimous vote of the directors.

2. The law of New Jersey commits the management of the affairs of corporations to a board of directors chosen by stockholders. If stockholders do not like the way the corporation is managed, their recourse is to elect a new board of directors.

3. Complainant, a minority stockholder, can find no legal ground of complaint against directors whose management of their corporation is conducted in good faith and with reasonable judgment.

4. The law does not require infallibility or the impossibility of error or mistake in directors; it requires that they shall act as reasonable men and in good faith toward their stockholders.

5. Directors may reserve corporate profits for repairs, improvements and replacements of corporate property, **[*2]** and for any other corporate necessities, and thereby defer payment of dividends. Their determination, if made in good faith, is final and not subject to judicial review.

SYLLABUS:

"Appeal having been taken by complainant from the decree herein dismissing his bill of complaint, I state my reasons for advising the decree.

"Complainant is the owner of shares of stock of Bosman & Casson, Inc., a corporation of this state. By his bill he sought to compel the directors of the corporation to declare a cash dividend to stockholders for the fiscal year ending December 31st, 1943, and at regular intervals thereafter. The corporation has capital stock issued and outstanding of 3,000 shares of the par value of $ 100 each. It is a closed corporation having only seven stockholders who are: Arnold Bosman (president and treasurer), 1,585 shares; John W. Kanehann (second vice-president), 200 shares; Harry W. Brown (first vice-president and secretary), 140 shares; Alexander Huggan, 60 shares; Michael J. Stecher, five shares; Daniel J. Ford, ten shares; complainant, 1,000 shares. With the exception of complainant all stockholders are employees of the corporation and with the exception of complainant **[*3]** and Ford, all are directors.

From 1922 to and including 1942 complainant was a director, vice-president and manager. At the annual meeting of stockholders held January, 1943, he was not elected a director and at the immediately following meeting of directors he was discharged as an employee of the corporation. From 1922 to and including the year 1942 (excepting the years 1933 and 1939) the corporation paid annual dividends, the dividend for the year ending December 31st, 1942, being at the rate of five per cent. For the year ending December 31st, 1943, the corporation had a net profit of $ 23,096.55 which the directors decided to retain and add to surplus account, thus increasing surplus to $ 123,485.17 at the end of that year. The complainant charges that such surplus is greater than is necessary for the purposes of the corporation and that the decision of the directors not to declare a dividend that year was improper, arbitrary, unreasonable and made in bad faith for the purpose of destroying the value of complainant's stock.

"The corporation is engaged in the wholesale millwork business with offices and warehouses at Harrison in this state. At the annual meeting of stockholders **[*4]** held in January, 1944, the corporation's vice-president explained in detail the corporation's need for additional working capital and why he thought the profits for the year 1943 should be added to surplus and that no dividends should be declared, whereupon the stockholders adopted a resolution (the complainant's proxy dissenting), recommending to the directors that no dividend be declared. The directors at their following meeting adopted a resolution that no dividend be declared and that the profits for 1943 be reserved for replenishing the inventory in anticipation of increased business in the post-war period and to make additions to warehouse and delivery equipment and for the erection of new buildings.

"It appeared from the testimony of the directors that after discussing the future needs of the corporation they believed and concluded that due to general housing shortage in the country a boom in building construction would follow cessation of war hostilities and that they should prepare for the anticipated event by replenishing their stock in order to be ready for what they thought would be a large demand by builders for millwork, and that for such purpose it was in the **[*5]** interest of the corporation to increase their working capital rather than to await the demand and then be required to borrow money to purchase necessary material and supplies; that they desired to demolish some of their old buildings and erect three new ones as soon as the necessary material and labor were available; that they had made commitments for the purchase of supplies to the extent of about $ 176,000 for which they desired to pay cash as supplies were delivered so as to take advantage of trade discounts; that they desired to replace worn-out machinery and delivery trucks when machinery and trucks can be ready for delivery and they were of the opinion that the necessities of the corporation required the maintenance of a large surplus. For the same reasons they decided at their subsequent meeting held in January, 1945, to declare no dividend out of profits for the year ending December 31st, 1944, and those profits were also added to surplus.

"Complainant had no vested right to employment by the corporation and he was subject to discharge at any time by the corporate directors or officers. It appeared that he was discharged for good cause by unanimous vote of the directors. **[*6]** That his discharge as employee was not part of a conspiracy to injure his interest as stockholder is evidenced by the fact that at the time he was discharged he received a dividend then declared on his and other stockholders' shares.

"The effect of the failure of the directors to declare dividends was the same on all stockholders as it was on complainant but complainant argued that the loss of dividends to other stockholders was offset by increase in compensation to them as employees. This was not true as to Mr. Bosman who is the largest stockholder and therefore the greatest sufferer from loss of dividends, and he received no increase in pay for his services as an officer or employee. There was an increase in employment pay to the other stockholders but if the total payment for salaries to employees for 1943 and 1944 exceeds the same total for 1942, it does so by only a small margin and the testimony showed that after complainant's discharge those stockholder employees took over his duties and by working longer hours returned greater service to the corporation; and it is common knowledge that in the years in question there had been a general increase in employees' wages and **[*7]** salaries.

"The law of this state commits the management of the affairs of corporations to a board of directors chosen by stockholders, and it has been said by our courts that if stockholders do not like the way the corporation is managed their recourse is to elect a new board of directors. It is the misfortune of a minority stockholder that he is unable to select directors who will act in accordance with his ideas of management but he can find no legal ground of complaint against directors whose management of their corporation is conducted in good faith and with reasonable judgment. The law does not require infallibility or the impossibility of error or mistake in directors; it requires that they shall act as reasonable men and in good faith toward their stockholders and when it comes to the question of declaration of dividends they may reserve corporate profits for repairs, improvements and replacement of corporate property and for any other corporate necessities and thereby defer payment of dividends; their determination if made in good faith is final and not subject to judicial review. Park v. Grant Locomotive Works, 40 N.J. Eq. 114, 3 A. 162; affirmed, 45 N.J. Eq. 244, **[*8]** 19 A. 621; Stevens v. United States Steel Corp., 68 N.J. Eq. 373, 59 A. 905; Murray v. Beattie Manufacturing Co., 79 N.J. Eq. 604, 82 A. 1038; Blanchard v. Prudential Insurance Co., 80 N.J. Eq. 209, 83 A. 220; Blancard v. Blancard & Co. Inc., 2 N.J. Misc. 552, 96 N.J. Eq. 264, 125 A. 337; Leviton v. North Jersey, &c., Co., 106 N.J. Eq. 517, 151 A. 389.

"Consideration of the evidence satisfied me that in deferring payment of dividends out of 1943 and 1944 profits or out of surplus, the directors did not conspire against complainant and that it was neither unreasonable nor unwise for them to have made provision against what they considered the post-war necessities of their corporation might be. They may have been mistaken in estimating the extent of their future necessities but even if I thought they were I could not substitute my judgment for theirs when they acted, as I believe they did, in the exercise of good faith and with reasonable judgment."

COUNSEL: Mr. Joseph B. Gallagher, for the appellant.

Mr. Maurice M. Bernstein, for the respondents.

JUDGES:

For affirmance -- Case, Donges, Wells, Dill, Freund, JJ. For modification -- The Chief-Justice, Parker, Bodine, Heher, **[*9]** Perskie, Colie, Oliphant, Rafferty, McGeehan, JJ.

OPINIONBY: PER CURIAM

OPINION: PER CURIAM.

Complainants appeal from a decree dismissing his bill seeking to compel the directors of the respondent corporation to declare a dividend, "in a reasonable amount, in cash," for the year ending December 31st, 1943, and at regular intervals thereafter. We have concluded that the decree should be affirmed for the reasons stated in the opinion of the learned Vice-Chancellor; but we think that, under all the circumstances, appellant should not have been burdened with a counsel fee or the cost of the transcript of the testimony.

The decree is modified accordingly.

For affirmance -- CASE, DONGES, WELLS, DILL, FREUND, JJ. 5.

For modification -- THE CHIEF-JUSTICE, PARKER, BODINE, HEHER, PERSKIE, COLIE, OLIPHANT, RAFFERTY, MCGEEHAN, JJ. 9.

Service: **Get by LEXSEE®**
Citation: **137 N.J. Eq. 532,AT 535**
View: Full
Date/Time: Thursday, December 6, 2001 - 4:26 PM EST

*1982 SEC No-Act. LEXIS 1885, **

1982 SEC No-Act. LEXIS 1885

Securities Exchange Act of 1934 -- Section 14(a) -- Rule 14a-8

Feb 8, **1982**

CORE TERMS: proxy, shareholder, proponent, excludable, acquisition, Commission Rule, undertake, refrain, merger, omit, affirmative action program, misleading, omission, acquire, enforcement action, annual meeting, electronic, alternate, recommend, utilized, customer, issuer, voting, holder, Securities Exchange Act, beneficial ownership, proxy statement, recommendation, documentation, eavesdropping

[*1] Southeast Banking Corp.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
February 8, **1982**

John M. Lindsey, Secretary
Southeast Banking Corporation
100 South Biscayne Boulevard
Miami, Florida 33131

Re: **Southeast Banking** Corporation

Dear Mr. Lindsey:

This is in regard to your letter dated January 14, **1982,** which was received by the Commission on January 15, **1982,** concerning a request made to **Southeast Banking** Corporation ("Company") by Mr. Ron Brenner ("Proponent") to include seven **shareholder proposals** in the Company's proxy soliciting material for its **1982** annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the Company's proxy material.

Initially, you state that the Proponent was requested to reduce the number of proposals to the limits specified in Rule 14(a)(4). In response, the Proponent selected two proposals and five alternates which he asserts are "to be utilized" if the two selected proposals are excludable from the Company's proxy material. Since Rule 14a-8(a)(4) limits a proponent to a maximum of two proposals, **[*2]** we are of the view that this practice of submitting alternate proposals is not permitted under Rule 14a-8. Accordingly, we will not recommend any enforcement action to the Commission if the management omits the five alternate proposals from the Company's proxy material. Thus, we restrict the following to a discussion of the remaining two proposals.

The first proposal, the text of which is set forth in Exhibit A to your letter, requires the Company to "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers." In your letter, you have expressed the view that the proposal is excludable from the Company's proxy material under paragraphs (a)(1), (c)(1), (c)(3) and (c)(6) of Rule 14a-8, as well as under Rule 14a-9, and certain reasons are cited in support of that opinion.

There appears to be some basis for your opinion that the proposal is excludable from the Company's proxy material on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, **[*3]** which prohibits false or misleading statements in proxy materials. In this regard, the Division concurs in your view that the action that neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented. Consequently, we believe that the proposal may be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits this proposal from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the other bases for omission upon which you rely.

The second proposal, the text of which is also set forth in Exhibit A to your letter, requires the Company to initiate an affirmative action program. In your letter you have expressed the view that this proposal is excludable from the Company's proxy material under paragraphs (a)(1) and **[*4]** (c)(10) of Rule 14a-8 and you cite certain reasons in support of that view.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(10). That provision allows for the omission of a proposal that has been rendered moot. In support of your opinion, you state that the Company has an affirmative action program in effect. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the proposal from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the other basis for omission upon which you rely.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding **shareholder proposals.**

Sincerely,
Michael R. K argula
Special Counsel

INQUIRY-1:
Southeast Banking Corporation
January 14, **1982**

Michael R. Kargula, Esq.
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Room F-431
320 First Street
Washington, D.C. 20549

Re: **Southeast Banking [*5]** Corporation Proxy Solicitation Material for April 16, **1982** Annual Meeting of Shareholders -

Securities Exchange Act of 1934 - Section 14(a) - Rule 14a-8

Gentlemen:

Southeast Banking Corporation (the "Company") has been notified by one of its shareholders of his intention to present two proposals for action by the shareholders at the Company's Annual Meeting to be held on April 16, **1982.** A copy of the proposals which did not include supporting statements is attached hereto as Exhibit "A".

Both proposals are properly excludable under Commission Rule 14a-8(a)(1) as proponent has not furnished appropriate documentation indicating his beneficial ownership of a voting security of the corporation. In his initial letter, dated October 28, 1981, (Exhibit "B"), he proponent nowhere stated that he is a beneficial owner of a voting security of **Southeast Banking** Corporation. In a letter from the Company's attorney, dated November 23, 1981 (Exhibit "C"), proponent was asked to indicate whether he is currently a record or beneficial holder of a security of **Southeast Banking** Corporation entitled to vote at its next annual meeting. Proponent's response to this request in his letter **[*6]** of November 27, 1981 (Exhibit "D"), stated:

"Lastly, in reviewing (the attorney's) comment about my status as a stockholder I do not understand exactly what he means but I think perhaps your corporate records may be inaccurate. Please advise."

This unresponsive reply to Southeast's request for documentation of beneficial ownership, does not comply with the requirements of the Commission Rule 14a-8(a)(1), and for this reason the proposals submitted are properly excludable from the Company's proxy material.

Proponent originally requested that seven resolutions be submitted in writing to the shareholders for their approval. He was informed by counsel for the Company (Exhibit "C") that a shareholder is limited by Commission rules to submitting two proposals. Proponent subsequently submitted two resolutions and five alternatives which he asserts are "to be utilized" if the two selected proposals are not permitted. (See Exhibit "A"). This assertion constitutes an abuse of the Commission's rules oand the five alternatives are properly excludable under Rules 14a-9(a)(4) which permits submission of a maximum of two proposals.

PROPOSAL 1

The proposal at issue is designated **[*7]** "RESOLUTION NUMBER 1", and provides:

That **SOUTHEAST BANKING** CORPORATION refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers.

The Company believes that Proposal 1 may be omitted from its proxy material under Commission Rules 14a-8(c)(1), 8(c)(3) and 8(c)(6).

Rule 14a-8(c)(1) states:

The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

Section 607.111(1), Florida Statutes, states in part that the business and affairs of a corporation are to be managed by a Board of Directors. Since there is no contrary provision in the satute itself or in the Company's charter, the Company's Board of Directors is to have exclusive discretion in corporate matters such as the one which is the subject of Proposal Number 1. The **shareholder proposal** mandates that the Board of Directors refrain from taking certain actions, and constitutes an unlawful intrusion of **[*8]** the discretionary authority of the corporation's Board of Directors.

Furthermore, Sections 607.214, 607.217 and 607.241, Florida Statutes, invest in the Board of Directors specific authority to approve a plan of merger, consolidation, or recommendation for a sale, lease, exchange or other disposition of the assets of the corporation, respectively. The business decision as to whether or not a merger is the best method of corporation expansion belongs to the directors. 2 Fla. Corp. Manual, P20.01.

The shareholders in most cases, are provided by statute with an opportunity to approve or disapprove the Board's resolution. The statutory mandate of shareholder participation in changes in corporate structure does not extend to allow shareholder initiation or prevention of Board action. 3 Fla. Corp. Manual, P37.05.

Proponent seeks to usurp from the directors a function reserved to them under state law. Even a rewording of this proposal to constitute a request or a recommendation, is an unnecessary intrusion on the independent activity of the Board of Directors in this area, as the shareholders already have adequate opportunity to oppose or approve any action taken by the **[*9]** Board. For these reasons, Proposal I can be properly excluded under Rule 14a-8 (c)(1). An opinion of the Company's counsel in support of this position is attached hereto as Exhibit "E".

The proposal is also properly excludable under Commission Rule 1ja-8(c)(3) as it is so vague and ambiguous as to be misleading and therefore violative of Rule 14a-9 which prohibits false or misleading statements in proxy solicitation materials. Proponent requires that Southeast refrain cfrom any activities which may lead to its acquisition by other corporations" or "by which it acquires other corporations including acquisition by way of mergers." The particular activities proponent has in mind are difficult if not impossible to ascertain. Would such "activities" include growth and expansion of **Southeast Banking** Corporation in other areas of the state? Because no activities are delineated, all activities are suspect and company management must guess or assume the meaning thereof. Because the proposal is susceptible of creating confusion and speculation, it is properly excludable under Commission Rule 14a-8 (c)(3) and 14a-9.

Proposal 1 is also properly excludable under Commission Rule 14a-8(c)(6) **[*10]** as the proposal deals with a matter that is largely beyond the issuer's power to effectuate. Regardless of any activities which the Company may undertake or refrain from undertaking, the ultimate decision of another corporation to acquire the Company will ultimately be determined by that corporation. In some cases, decisions made many years earlier combined with current financial or market conditions, might make a corporation a likely target for a takeover. It is conceivable that any action taken by a corporation today "may lead" to its acquisition at some later date. Because this decision is largely out of the hands of the management of the Company, it is properly excludable from the proxy materials.

PROPOSAL II

The Company believes that this Proposal is properly excludable from the Company's proxy material under Commission Rule 14a-8(c)(10) as the proposal is moot.

The Company has had an affirmative action program in effect for a number of years. Attached hereto as Exhibit "F" is a copy of the most recent affirmative action policy statement adopted by the Company's Board of Directors in September 1976. Attached hereto as Exhibit "G" is also a copy of the Company's **[*11]** Equal Opportunity/Affirmative Action Program as contained in the current edition (9/81) of the Company's employee handbook which is given to each employee.

A written Affirmative Action Plan with goals and timetables is developed biennially, and an Equal Employment Opportunity Officer has been appointed to monitor the objectives and the compliance therewith as outlined in the Plan. Furthermore, Southeast Bank, N.A., the Company's primary subsidiary, is a Federal contractor and, as such, is subject to compliance reviews of its equal opportunity policies by the United States Department of Labor's Office of Federal Contract Compliance Programs.

Because proponent's proposal has already been completely and thoroughly implemented, the proposal is moot and may be excluded from the proxy materials.

Please be advised that the Company proposes to omit from its proxy statement and form of proxy, the enclosed **shareholder's proposals.**

Enclosed herewith, as required by Rule 14a-8(d), are five copies of the following items: (a) **shareholder proposals** and (b) opinion of counsel.

The shareholder proponent is being mailed a copy of this letter as notification of the Company's intention **[*12]** to omit the proposals and reasons therefore.

Sincerely,
John M. Lindsey
Secretary

EXHIBIT "A"

RESOLUTION NUMBER 1

That **SOUTHEAST BANKING** CORPORATION refrain from any activities which may lead to its acquisition by other corporations or by which it aquires other corporations including acquisitions by way of mergers.

RESOLUTION NUMBER 2

That **SOUTHEAST BANKING** CORPORATION initiate an affirmative action program to hire and promote minority groups such as American Blacks, into all positions and particularly management. This program should be targetted to be completed within 2 years and achieve a balanced distribution of minorities within the company at all levels.

THE FOLLOWING RESOLUTIONS REPRESENT ALTERNATIVES TO BE UTILIZED IF FOR ANY REASON THE ABOVE PROPOSALS ARE NOT PERMITTED. THEY ARE IN THE EXACT ORDER OF SUBSTITUTION. YOU ARE ALSO NOTIFIED THAT I INTEND TO PRESENT THEM AT THE ANNUAL MEETING TO THE EXTENT PERMITTED.

ALTERNATIVE NUMBER 1

That the management of **SOUTHEAST BANKING** CORPORATION undertake the most comprehensive action necessary to insure that none of its facilities, personnel and operations are in any way involved with any transactions **[*13]** involving illicit drug funds including any such transactions which may arise through off-shore and foreign banks utilizing Southeast as a depository and intermediary.

ALTERNATIVE NUMBER 2

That **SOUTHEAST BANKING** CORPORATION undertake comprehensive measures to prevent computer fraud, embezzlement by electronic technology and electronic eavesdropping into its information files.

ALTERNATIVE NUMBER 3

That **SOUTHEAST BANKING** CORPORATION perform the necessary analysis to establish the current proceeising time and cost of its routine customer transactions and to undertake the necessary action to signifigantly reduce such time and expense for the mutual benefit of both SOUTHEAST and its customers.

ALTERNATIVE NUMBER 4

That **SOUTHEAST BANKING** CORPORATION undertake and publicise a policy to reveal and prosecute all instances of embezzlements, computer fraud and illegal electronic eavesdropping.

ALTERNATIVE NUMBER 5

That **SOUTHEAST BANKING** CORPORATION will undertake the necessary measures to prevent its employees from providing misinformation and misrepresentations to its customers.

*1990 SEC No-Act. LEXIS 251, **

1990 SEC No-Act. LEXIS 251

Securities Exchange Act of 1934 -- Rule 14a-8

February 8, **1990**

CORE TERMS: shareholder, staff, compound, abortion, omit, manufacture, marketing, issuer, proxy, pharmaceutical, requesting, profitable, pregnancy, therapeutic, inclusion, licensing, trimester, license, matters relating, proxy statement, public policy, manufacturing, preparation, terminating, distribute, no-action, formula, discontinue, issues relating, profitability

[*1]

Eli Lilly & Co.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1:

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Eli Lilly and Company** (the "Company")
Incoming letters dated December 21, 1989
and January 15, **1990**

The proposal relates to a recommendation that the Board of Directors of the Company conduct a feasibility study and prepare a report on the acquisition of licensing rights and manufacture and distribution of a particular product.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., decisions involving the choice of products to develop, manufacture and distribute). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal and supporting statements from its proxy materials.

Sincerely,

Melinda L. Reingold
Attorney Fellow

INQUIRY-1:

DEWEY, BALLANTINE, BUSHBY, PALMER & WOOD
140 BROADWAY
NEW YORK 10005

101 PARK AVENUE, NEW YORK 10178

TELEPHONE: (212) 820-1100

January 15, **1990**

Securities and Exchange Commission
Judiciary **[*2]** Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Corporation Finance Division

Re: **Eli Lilly and Company** -- Shareholder Proposal with Respect to the Manufacture and Distribution by **Eli Lilly and Company** of RU-486 - File No. 1-6351

Ladies and Gentlemen:

This letter is in response to Ms. Barnard's letter of December 29, 1989. Ms. Barnard argues that her proposal is not subject to the 14a-8(c)(7) exception for matters relating to the ordinary business operations of the registrant because (1) RU-486 is a unique drug; and (2) RU-486 raises substantial ethical and policy issues relating to abortion. Neither argument supports the inclusion of her proposal.

Ms. Barnard argues that Lilly may not properly omit her proposal as a matter relating to the conduct of the ordinary business operations of the issuer since she claims RU-486 is a unique drug which involves a new field of pharmacology. In her view this fact takes her proposal out of the "ordinary business operations" exception and makes it a proposal upon which shareholders should be heard. However, such is not the case. It is a routine part of Lilly's business to make decisions concerning **[*3]** which of the many pharmaceutical compounds under evaluation the Company has the resources to develop and market.

Research and marketing decisions concerning unique and innovative drugs are made routinely by Lilly's management in the ordinary course of business. Many of the compounds Lilly has under development are unique. They are unique in the conditions they may treat, unique in the way they achieve their pharmacological effect, and unique in the potential advantages they may offer over existing drugs. Lilly markets a number of truly unique products. Prozac and Humulin are just two examples of unique products introduced in recent years. Prozac is the first product marketed in the United States in an important class of antidepressants - serotonin uptake inhibitors - discovered and developed by Lilly. Humulin, insulin identical to that produced in the human body, was the first human health product manufactured using recombinant DNA technology. The Company's selection process does, of course, also involve the rejection of unique compounds. Decisions to develop or not develop a compound turn on whether the Company has the research capacity and the available expertise in the particular **[*4]** scientific and therapeutic areas in which the compound shows pharmacological activity. In other words, whether or not RU-486 may be a unique drug is not the issue. That does not make a proposal relating to it somehow "special" or "extraordinary" in the context of Lilly's principal business.

The development of a compound as a pharmaceutical product by a research oriented company like Lilly typically involves an expenditure in excess of $ 100,000,000 and requires a team of scientific and medical experts in the therapeutic area involved. Each year over 10,000 new chemical compounds are explored in Lilly's research laboratories. The Company cannot pursue them all. Therefore, the Company annually makes decisions on several thousand chemical compounds about whether to evaluate them as potential pharmaceutical products. In addition, the Company also has under evaluation at any time 200 to 300 compounds that are available under license. These are decisions the Company faces daily. These decisions are driven by whether the Company has strategically focused its research in the therapeutic area where the product fits. Lilly's focus is on the treatment of cardiovascular diseases, cancer, diabetes, **[*5]** central nervous system disorders, and infectious diseases. Gestational therapy, the therapeutic area where RU-486 fits, is not a part of Lilly's strategic focus.

The fact that a compound or process may give rise to controversy is also not relevant. Lilly does not reject the development of compounds or processes simply because they may be controversial. The Company in fact markets products and has under development a number of compounds that may be considered controversial. These include methadone for treatment of drug dependence; the method of production of Humulin, recombinant DNA technology; BST (bovine somatotropin), a compound used to increase milk production in dairy cattle, which is also produced using recombinant DNA technology; and a compound under development for use in the treatment of sexual dysfunction. This emphasizes that controversy does not take a product outside the category of ordinary business in Lilly's case. The key is that the compound and its development fit the Company's research capabilities.

Ms. Barnard further argues that her proposal may not be omitted because it deals with substantial ethical and policy issues relating to abortion. She notes that in the **[*6]** past the staff has declined issuer requests to omit shareholder proposals dealing with certain matters involving substantial questions of public policy such as withdrawal from South Africa. However, the staff has not so held in circumstances similar to this case where the matter involving public policy was abortion. In the most direct precedent on point, Hospital Corp. of America (February 12, 1986), the staff concluded that a proposal dealing with a service, the performance of abortions, could be excluded because it concerned a matter to a company's ordinary business operations. That letter involved a proposal requesting a hospital management company to prohibit abortions at its hospitals. The staff allowed the company to omit the proposal because the determination of the medical procedures to be performed, including abortions, was related to the company's ordinary business. This should be controlling precedent to allow Lilly to omit a proposal dealing with an abortion drug.

Ms. Barnard concedes that our reading of Hospital Corp. of America is correct, but nevertheless argues that "the presence of 'the abortion issue' formed the basis for inclusion of proposals which otherwise **[*7]** would have been excludable under Rule 14a-8(c)(7)", citing Archer Daniels Midland Co. (August 14, 1987), and Quaker Oats Co. (August 4, 1987). These no-action letters do not support inclusion of Ms. Barnard's proposal.

In both Archer Daniels Midland Co. and Quaker Oats Co., the proposals involved a prohibition against the issuer's making charitable contributions to organizations which perform or promote abortions. Those letters are inapposite. In neither case did the proposal directly relate to the services or products of the organization, a matter integral to the ordinary business operations of the companies.

In contract, in Hospital Corp. of America, the proposal squarely related to the operation of the company's business. Hospital Corp. of America is in the business of providing medical procedures; the proposal sought to involve shareholders in the decision of whether to provide a particular medical procedure.

The difference in these letters demonstrates that the mere fact that a proposal raises a matter involving abortion is not sufficient to mandate its inclusion. Such a proposal may be excluded if it directly relates to a matter integral to the ordinary business **[*8]** operations of the company. Because Lilly's ordinary business is the development, manufacture, and distribution of drugs, Lilly may properly omit a shareholder proposal which seeks to involve shareholders in the decision-making process concerning whether to market a particular drug, notwithstanding the fact that it is an abortion drug.

As set out above, the Company is not involved at all in the marketing of drugs in the therapeutic class in which RU-486 falls. It has made a decision to concentrate its efforts and allocate its research dollars and scientific expertise in other areas. Nothing is more basic to the pharmaceutical business than the making of these types of decisions as to which products it should develop and market. Simply stated, the proposal deals with a matter relating to the conduct of the Company's ordinary business operations.

Very truly yours,

Steven P. Lund

INQUIRY-2:

DEWEY, BALLANTINE, BUSHBY, PALMER & WOOD
140 BROADWAY
NEW YORK 10005

101 PARK AVENUE NEW YORK 10178

December 21, 1989

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Corporation Finance Division

Re: **Eli Lilly [*9] and Company** -- Shareholder
Proposal with Respect to the Manufacture
and Distribution by **Eli Lilly and
Company** of RU-486 - File No. 1-6351

Dear Sirs:

Enclosed on behalf of **Eli Lilly and Company** ("Lilly"), pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of a shareholder proposal (the "Proposal") and supporting statement received by Lilly regarding the possibility of Lilly manufacturing and marketing RU-486, a drug used to terminate pregnancy in the first trimester.

The purpose of this letter is to set forth the reasons why we believe Lilly may properly omit the Proposal from Lilly's **1990** proxy statement.

In accordance with Rule 14a-8(d), we are by separate letter advising the proponent of the Proposal of Lilly's intention to omit the Proposal from its proxy statement and providing her with a copy of this letter.

The Proposal asks that Lilly's Board of Directors be encouraged to: (i) undertake a thorough study of the possibility of Lilly acquiring license rights to, receiving FDA approval for the manufacture and distribution of, and developing a profitable market for RU-486 in the United States; and (ii) report **[*10]** the findings in summary form to the shareholders at or before the 1991 annual meetings.

Rule 14a-8(c)(7) permits an issuer to omit a shareholder proposal from its proxy statement and form of proxy relating to an annual meeting of its shareholders if such proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer. Lilly was founded in 1876 as a drug manufacturing business. Today (more than 100 years later) Lilly's principal business continues to be the sale of pharmaceutical products. Most of these products were discovered or developed through Lilly's research and development activities. Many drugs are manufactured and marketed under licensing arrangements. Lilly's products are sold in approximately 130 countries.

The Proposal requests that the Board of Directors conduct a study to determine whether the marketing of a particular drug in the United States would be a profitable endeavor. Such studies are routinely conducted by Lilly's management as part of its decision-making process concerning which of the many pharmaceutical compounds under evaluation should be developed and marketed. Lilly is currently evaluating over one hundred compounds **[*11]** discovered by others that are potential candidates to be licensed by it. Determinations regarding the potential profitability of a compound, the feasibility of successfully taking a compound through rigorous laboratory and clinical trial procedures, and the likelihood of obtaining required government approvals are made by Lilly in the ordinary course of managing its business. Thus, it seems to be very clear that the Proposal deals with a matter relating to the conduct of the ordinary business operations of Lilly.

The staff has consistently allowed companies to omit proposals under Rule 14a-8(c)(7) when such proposals deal with matters relating to decisions regarding what products the issuer should manufacture or distribute. In Abbott Laboratories (available February 17, 1977), a shareholder proposal requested that Abbott stop marketing infant formula in developing countries because the shareholders perceived breast feeding to be safer and more economical. The staff noted that the proposal could be omitted pursuant to Rule 14a-8(c)(7) because it dealt with a matter relating to the conduct of Abbott's ordinary business operations -- changing Abbott's practices with respect to a **[*12]** particular product line. In Kimberly-Clark Corporation (available February 26, 1987), a shareholder proposal requested that the company terminate the manufacturing of tobacco industry paper and products. The staff allowed the company to omit the proposal pursuant to Rule 14a-8(c)(7) because it dealt with matters relating to the conduct of the company's ordinary business operations -- questions about maintaining or changing product lines. In Philip Morris Companies, Inc. (available February 6, 1989), a shareholder proposal requested that the Board establish a committee to hold a hearing on alleged cigarette health hazards and, in the absence of evidence clearly refuting the existence of such hazards, to vote to cause the company to take steps to insure the cessation of worldwide production, licensing and sales of cigarettes by 1992. Once again, the staff held that the proposal could be omitted under Rule 14a-8(c)(7) since it dealt with a matter relating to the conduct of the company's ordinary business operations -- abandonment of a particular line of business.

The staff has consistently concluded that proposals which are concerned with which products a company should manufacture **[*13]** and distribute can be omitted because they relate to the ordinary conduct of business of companies. The fact that a shareholder proposal happens to deal with a product line which may be of great public interest or raise issues of public policy has not affected the conclusion of the staff with respect to this issue. Although RU-486 has been the subject of a great deal of publicity, other products, including tobacco and infant formula, have also generated substantial publicity and public policy debate. The staff has, in fact, held that a proposal dealing with abortion does not immunize such proposal from omission under Rule 14a-8(c)(7) if such proposal deals with a matter related to a company's ordinary business operations. In Hospital Corporation of America (available February 12, 1986), a shareholder proposal requested that the company prohibit abortions at facilities owned or managed by the company. The staff allowed the company to omit the proposal under Rule 14a-8(c)(7) because the determination of medical procedures to be performed, including abortions, is related to the conduct of the company's ordinary business. The Proposal which Lilly intends to omit deals with an abortifacient. **[*14]** The public interest in abortion policy does not alter the fact that the Proposal concerns the research, development, manufacturing, distribution and marketing of a drug -- matters which are clearly related to the conduct of Lilly's ordinary business operations, and it is on this basis that Lilly opposes the inclusion of the Proposal.

The Proposal is not shielded from Lilly's right to omit a proposal pursuant to Rule 14a-8(c)(7) because it is phrased as a request for a study and report. In two letters from Texas Air Corp. (both available March 29, 1985), the staff stated that proposals requesting reports on areas dealing with matters relating to the company's ordinary business operations can be excluded from the company's proxy materials. In one letter, a shareholder proposal requested disclosure of the company's efforts to insure that a subsidiary maintain its operations in Micronesia, and disclosure of the potential financial impact on the company of a change in those operations. The staff stated that the subject matter with regard to the proposal was related to the conduct of the company's ordinary business operations, and the fact that the proposal was submitted as a request **[*15]** for disclosure did not make such proposal non-excludable. In the second Texas Air letter, the staff allowed Texas Air to omit a shareholder proposal requesting that the company prepare a report on a fare-setting policies of the company's subsidiaries. The staff concluded that the proposal could be properly omitted pursuant to the conduct of the company's ordinary business operations, notwithstanding the fact that the proposal was phrased as a request for a report.

The Proposal clearly deals with a matter relating to the conduct of Lilly's ordinary business operations -- the research, development, manufacture, distribution and profitable marketing of a drug. Neither the fact that the drug is an abortifacient nor the fact that the Proposal is to a determination of whether or not the Proposal can be omitted by Lilly from its proxy materials pursuant to Rule 14a-8(c)(7). The language of Rule 14a-8(c)(7), the policies underlying the Rule and past staff interpretations of the Rule support the conclusion that Lilly may properly omit the Proposal from its proxy materials in connection with its **1990** Annual Meeting of Shareholders.

On behalf of Lilly, we respectfully request your confirmation **[*16]** that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its Annual Meeting of Shareholders.

Should you disagree with the conclusions set forth herein, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(d) response. If you have any question with respect to the foregoing, please do not hesitate to call me at 212-820-1575.

Please acknowledge receipt of this letter and the attached material by stamping and returning the enclosed copy of this letter in the self-addressed stamped envelope.

Very truly yours,

Steven P. Lund

RESOLVED that the Board of Directors as a body or through its designated agents be encouraged to (1) undertake a thorough study of the possibility of the Company acquiring license rights to, receiving FDA approval for the manufacture and distribution of, and developing a profitable market for RU-486 in the United States, and (2) report the findings in summary form to the shareholders at or before the 1991 annual meeting.

Supporting statement: The development of RU-486 as a safe, effective and non-invasive means of terminating **[*17]** pregnancy during the first trimester has been recognized worldwide as an important breakthrough in medical science and public health. Recently, the principal developer of RU-486, Dr. Etienne-Emile Baulieu, was awarded the prestigious Lasker Prize for his work with this new product. RU-486 is already available in France. Reports indicate that pregnancy termination by means of RU-486 is less traumatic than surgical abortion and safer for women, in that there is less risk of hemorrhage or infection.

In 1985 (the most recent year for which reliable statistics are available), nearly 1.5 million first trimester abortions were performed in the United States. (There were also over 140,000 second trimester abortions, many of which might not have been required had a save, accessible and non-invasive means of terminating pregnancy during the first trimester been available, especially to young teenagers and to rural woman.) This suggests a potential market for RU-486 which could be very profitable for the Company and its shareholders as well as providing a significant health benefit to millions of American women. My proposal merely asks that the Board study the potential for exploiting this opportunity **[*18]** in the United States and share its findings with the shareholders.

December 29, 1989

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Corporation Finance Division

Re: Eli Lilly and Co. -- Shareholder Proposal --
RU-486

Ladies and Gentlemen:

By letter from its counsel dated December 21, 1989, Eli Lilly and Co. has sought a no-action letter which will permit it to exclude from its proxy statement a proposal asking that the board explore the possibility of licensing and selling RU-486 in the United States.

Lilly has asserted that this question is no different than the question whether Lilly should seek to license any one of hundreds of other drugs currently under active consideration by the company. Consequently, Lilly argues, this proposal should be excluded under Rule 14a-8 (c)(7) as representing part of its "ordinary business operations."

RU-486 is not just "any other drug." RU-486 is the first "contragestive" compound capable, with the administration of related drugs, of terminating pregnancy up to seven weeks after conception. It is the only such drug which has been tested and approved **[*19]** for human use. It is a highly controversial compound which, notwithstanding its demonstrated efficacy in other countries as a safe means of terminating pregnancies, to date has been shunned by every American pharmaceutical company, apparently because they fear the consumer boycotts which have been threatened by "pro-life" organizers, liability exposure or the generally high profile which might accompany RU-486's introduction into the United States. In an effort to persuade the proponent to withdraw this proposal, Lilly presented a number of documents, including synopses of stories in newspapers throughout the world reflecting the threats of right-to-life groups to boycott any company which manufactures or distributes RU-486.

That RU-486 is controversial does not mean that it cannot be profitable and certainly does not mean that the potential for sale and use of this product in the U.S. should not be investigated.

The proposal which has been submitted to Lilly provides an opportunity for Lilly's shareholders to convey to Lilly's management their approval or disapproval of the idea that Lilly should consider entering the field of contragestation and at the very least should explore **[*20]** the compound's potential profitability. This is most decidedly not a matter of "ordinary business" decisionmaking, any more than is a decision to leave South Africa or to discontinue the manufacture of napalm in the midst of a controversial war. (See Medical Committee for Human Rights v. SEC, 432 F. 2d 659, 680 (D.C. Cir. 1970).

In the Commission's Release 34-12999 (November 22, 1976), the Commission stated that Rule 14a-8(c)(7) was intended to permit exclusion of "truly ordinary" or "mundane" business matters, but not to permit exclusion of proposals which dealt with "substantial policy or other considerations" or proposals with "major implications" for the issuer. The RU-486 proposal is clearly an example of the latter type.

Many recent no-action letters from the staff demonstrate the distinction between the "truly ordinary" business issue (such as the formula for determining executive compensation or the logistics of issuing dividend checks) and one raising "major implications" for the issuer.

In Figgie Corporation (March 23, 1989), the staff declined to permit exclusion of a proposal requesting the preparation of a report concerning health and safety programs for women **[*21]** workers, because it involved "substantial corporate policy considerations." In Carolina Power & Light (February 23, 1989), the staff declined to permit exclusion of a proposal requesting the preparation of a report concerning the safety and profitability of the company's ongoing nuclear operations, for the same reason. (See also General Electric Co. (January 30, 1989) (requesting preparation of a report regarding the desirability of continued company involvement in the nuclear reactor business).)

In General Dynamics Co. (February 6, 1989), the proponent proposed that the board prepare a report to the shareholders concerning the company's plans for converting its operations to be able to exploit a non-Cold war economy. The staff declined to permit exclusion of this proposal because "the social and economic implications of the Company's plan to deal with the possible conversion of its facilities from military to non-military production involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations." (See also GTE (January 29, 1988), General Electric Co. (January 29, 1988), and Honeywell Inc. (February **[*22]** 24, 1988) (requesting preparation of a report on the company's plans for economic conversion).)

In Pacific Telesis (February 2, 1989), the staff declined to permit exclusion of a proposal requiring the board to consider the economic and social impact on communities of the closing or consolidation of company facilities. This particular staff letter explained that the decision was a departure from earlier rulings. Ms. Blye noted that social and economic issues related to plant closing were receiving "heightened state and federal interest" and so future proposals dealing generally with plant closing strategies would not be excluded from corporate proxy statements under Rule 14a-8(c)(7) as they had been previously. There cannot be an issue which in 1989 received as much "state and federal interest" as the ability of American women to receive safe and legal abortions.

During the past two years alone, shareholders have been permitted to raise issues relating to the termination of a contract to manage a plant which produces parts for nuclear weapons (General Electric (January 29, 1988)), the disposition of hazardous and radioactive waste (General Electric (January 30, 1989)) **[*23]** and Detroit Edison (March 31, 1988)); animal testing of cosmetics (Avon Products (March 30, 1988)); "factory farming" by suppliers of beef, chicken and eggs (McDonald's (March 3, 1989)); making loans to the Government of Chile (BankAmerica (March 17, 1988)) and the provision to employees of access to abortions as part of their health care package (IBM (March 7, 1988)), all in the face of issuer objections that such issues were merely matters of "ordinary business operations."

The common thread in all of these proposals is that they raise in the context of specific corporate operations matters of substantial public and shareholder concern. The RU-486 proposal does the same thing -- it raises in the context of Lilly's ongoing investigation of possible licensing opportunities the fundamental question of whether Lilly should consider entering the new field of contragestation. This is hardly a "mundane" matter. Shareholders may vote "yes" or they may vote "no." In either event, it is precisely the sort of major policy proposal for which Rule 14a-8 was adopted, and upon which shareholders should be heard.

Lilly argues that the RU-486 proposal should be treated like a **[*24]** number of proposals (Abbott Laboratories, Kimberly Clark, Philip Morris) which have encouraged the termination of existing product lines, and have been held to be excludable from corporate proxies under Rule 14a-8(c)(7). This proposal does not ask that Lilly cease production or alter its marketing of any of its existing products. Rather, it asks that Lilly consider entering an entirely new field of pharmacology. Moreover, the staff has recognized that, when sensitive ethical and policy issues are raised, even proposals to discontinue production may not come within the "ordinary business" protection of Rule 14a-8(c)(7). (See Union Electric Co. (February 28, 1984) (proposal to cancel construction of a nuclear power plant), General Electric Co. (January 29, 1988) (proposal to terminate nuclear weapons production contract) and see MCHR v. SEC, cited above (proposal to discontinue production of napalm).) In fact, many aspects of the development, sale and marketing of controversial products have been the subject of shareholder proposals approved by the SEC. (See Upjohn Co. (March 7, 1984) (refusing to permit exclusion of a proposal seeking a report on the overseas **[*25]** distribution of Depo-Provera), Abbott Laboratories (February 29, 1983) (refusing to permit exclusion of a proposal seeking adoption of international guidelines on the marketing and promotion of infant formula products).)

I do not suggest that every shareholder proposal which deals with abortion-related issues must be include din issuer proxy statements. I do suggest that a proposal which asks the shareholders of a premier American pharmaceutical company whether that company should consider taking the lead in a matter of world-wide public health concern, or should succumb to the threats of consumer reprisal is not a matter of "ordinary business operations." I further suggest that Lilly has failed to meet its burden of demonstrating otherwise.

If this proposal addressed questions such as how much Lilly should pay for license rights to RU-486, or in what state it should be manufactured, or in what manner it should be advertised, or at what cost it should be sold, then it might indeed be excludable under Rule 14a-8(c)(7). This proposal raises none of those issues, but does raise a much larger one -- whether the pursuit and development of RU-486 -- the only proven contragestive in **[*26]** the world -- is an appropriate undertaking for the company.

I urge you that the staff decline to issue the no-action letter which Lilly has requested.

2 Colony Trail
Lanexa, VA 23089

(804) 966-5048
(804) 221-3849

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"eli lilly and company" & 1990 and date(geq (02/01/90) and leq (02/15/90))** (Edit Search)
View: Full
Date/Time: Wednesday, December 19, 2001 - 12:22 PM EST

*1984 SEC No-Act. LEXIS 1826, **

1984 SEC No-Act. LEXIS 1826

Securities Exchange Act of 1934 -- Section 14(a) -- Rule 14a-8

Feb 27, **1984**

CORE TERMS: shareholder, issuer, funding, proxy, research and development, moratorium, excludable, energy, proponent, demonstration, membership, proxy statement, state law, out-of-state, dollar, holders, financial situation, proper subject, net earnings, gross sales, fiscal year, effectuate, technology, inclusion, in-house, rectify, board of directors, professional staff, properly excluded, annual meeting

[*1] Arizona Public Service Company

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Arizona Public Service Company**
Incoming letter dated January 12, **1984**

The proposal relates to placing a moratorium on funding research and development activities outside of the state for a three year period.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the amount and location of research and development activities). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material.

Sincerely,
John J. Gorman
Special Counsel

INQUIRY-1: LAW DEPARTMENT
Arizona Public Service Company
P.O. Box 21666
PHOENIX, ARIZONA 85036
PHONE (602) 271-7946
January 13, **1984**

Ms. Faye Widenmann
Secretary

ARIZONA PUBLIC SERVICE COMPANY
Station No. 1816
P.O. Box 21666
Phoenix, Arizona 85036

Dear Ms. Widenmann:

You have advised me that **[*2]** Mr. Theodore E. Alt has submitted to the Company a proposal to be included in the proxy statement and form of proxy for the Company's annual meeting of shareholders to be held on April 19, **1984.**

I have reviewed Mr. Alt's proposal and the reasons for the Company's belief that the proposal may be properly excluded from its proxy materials as such reasons are contained in your letter to the Securities and Exchange Commission dated January 12, **1984.**

Based upon my examination of Mr. Alt's proposal, the Company's response thereto as contained in the above-referenced letter and by reason of certain factual matters known to me as an attorney for the Company, it is my opinion that the proposal may be properly excluded from the Company's proxy material under Rule 14a-8 for the following reasons:

(1) The Proposal is not a proper subject for action by security holders under state law and is, therefore, excludable under Rule 14a-8(c)(1);

(2) The Proposal deals with a matter relating to the conduct of the ordinary business operations of the Issuer and is, therefore, excludable under Rule 14a-8(c)(7);

(3) The Proposal deals with a matter beyond the Issuer's power to effectuate and is, therefore, **[*3]** excludable under Rule 14a-8(c)(6); and

(4) The Proposal relates to operations which account for less than five percent of the issuer's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Issuer's business and is, therefore, excludable under Rule 14a-8(c)(5).

Further, it is my opinion that to the extent that the reasons for the Company's exclusion of the proposal are based on matters of law, such matters of law have been correctly set forth in the Company's letter to the Securities and Exchange Commission referred to above.

Very truly yours,
MICHAEL S. ASH

INQUIRY-2:
Arizona Public Service Company
P.O. Box 21666
PHOENIX, ARIZONA 85036
January 12, **1984**

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal -- Rule 14a-8

Gentlemen:

Arizona Public Service Company, an Arizona corporation (the "Company" or the "Issuer") has received from Mr. Theodore E. Alt (the "Proponent"), a letter dated January 5, **1984,** requesting inclusion of a proposal in the **[*4]** Company's proxy material for its **1984** annual meeting, scheduled to be held on April 19, **1984.** A copy of the letter, which includes the proposal, is attached hereto (collectively referred to as the "Proposal").

The Proposal, if adopted by the shareholders of the Company, would require that a moratorium be placed on the funding of research, development and demonstration activities outside the State of Arizona for a minimum period of three (3) years. This letter is to advise you, on behalf of the Company, and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, that the management of the Company intends to omit the proposal from the Company's proxy statement and form of proxy for the following reasons:

(1) the Proposal is not a proper subject for action by security holders under state law and is, therefore, excludable under Rule 14a-8(c)(1);

(2) the Proposal deals with a matter relating to the conduct of the ordinary business operations of the Issuer and is, therefore, excludable under Rule 14a-8(c)(7);

(3) the Proposal deals with a matter beyond the Issuer's power to effectuate and is, therefore, excludable under Rule 14a-8(c)(6); and

(4) the Proposal relates to operations **[*5]** which account for less than five percent of the issuer's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Issuer's business and is, therefore, excludable under Rule 24a-8(c)(5).

The Proposal is Not a Proper Subject for Action by Security Holders Under State Law

The Proposal is not a proper subject for action by security holders and, consequently, may be omitted under Rule 14a-8(c)(1), in that Section 10-035 of the Arizona Revised Statutes provides that: "The business and affairs of a corporation shall be managed by a board of directors except as may be otherwise reserved to the shareholders in the articles of incorporation." The Proposal, if adopted, would amount to a directive by the shareholders to the board of directors to take a specified course of action. Since neither the Company's articles of incorporation nor its bylaws reserve such managerial decisions to the shareholders, the Proposal advocates action which is contrary to the statute cited above and is, therefore, unlawful. For this reason, the Proposal may **[*6]** be properly excluded as an improper subject for action by security holders under state law as provided by Rule 14a-8(c)(1).

The Proposal Deals With a Matter Relating to the Conduct of the Ordinary Business Operations of the Issuer

The Proposal may properly be omitted from the proxy statement and form of proxy because it deals with a matter relating to the conduct of the ordinary business operations of the Issuer and is, therefore, excludable under Rule 14a-8(c)(7).

As stated in the Proposal, the three year moratorium on the funding of research, development and demonstration activities "would help to rectify . . . [the Company's] . . . financial situation" during that period. The Proposal further states that the "moratorium would apply to . . . funding or contributing to organizations such as the Electric Power Research Institute and the Gas Cooled Reactor Association." To illustrate why the Proposal so clearly relates to the conduct of the ordinary business operations of the issuer and is, therefore, excludable, it is necessary to explain the purpose behind the Company's funding of such organizations.

The Company was incorporated in 1920 under the laws of Arizona and is **[*7]** engaged principally in serving electricity and natural gas in the State of Arizona. These contributions serve as the primary vehicle through which the Company invests in research and development activities which ultimately inure to the benefit of shareholders and ratepayers. Organizations such as those noted by the Proponent solicit memberships from both public and private utilities throughout the United States, and the members are required to pay an annual membership fee. These fees are often based on some variable such as the revenues of the member organizations; consequently, the fees for each member vary from year to year. With these fees, the organizations conduct a variety of research and development projects of particular concern to their members.

The reason for conducting research and development activities in this manner is quite simply that in the vast majority of cases, the expense involved in carrying on even one such research project and of generating meaningful and useful information is so great as to be cost prohibitive for any single utility. The Company presently allocates less than three-tenths of one percent of its annual revenues to the funding of outside **[*8]** research organizations. Over the past several years, however, literally thousands of technical reports have been made available to the Company through its membership in these types of organizations, at a cost to those organizations of hundreds of millions of dollars, which funds have been provided through the payment of membership fees. Given the costs involved, it would not be feasible for even the largest of utility companies to conduct significant research projects of their own; thus, the "economics of scale" that are achieved through membership in these organizations present the only reasonable opportunity to sponsor and benefit from essential research.

Rule 14a-8(c)(7) provides for the omission from proxy solicitation materials shareholder proposals relating to the conduct of ordinary business operations of the issuer. The decision as to specifically how the Company will spend those funds that it has allocated for research and development cannot reasonably be said to relate to anything other than the ordinary business operations of the Company. As the Commission has stated in Securities Exchange Act Release No. 12999, November 22, 1976, Rule 14a-8(c)(7) should not be interpreted **[*9]** to exclude proposals which have "major implications" inherent in them, such as whether a utility company should construct or not construct a proposed nuclear power plant. Clearly, decisions as to how to allocate research and development expenditures do not have "major implications" as contemplated by this example. Such decisions are illustrative of those which management is called upon to make on a daily basis and are squarely within the scope of the Company's ordinary business activities as contemplated by Rule 14a-8(c)(7).

The Division has stated on numerous occasions that it will take a "no-action" position where a shareholder proposal dealing with the financial management of the issuer is omitted from proxy materials pursuant to Rule 14a-8(c)(7). See, the Southern Company, January 26, 1982; Middle South Utilities, Inc., February 24, 1981; and American Telephone & Telegraph Co., December 28, 1979. There can be no question that such is the type of proposal that has been presented by the Proponent in the present case. The Commission has also allowed, under Rule 14a-8(c)(7), the exclusion of proposals requiring a utility to reduce employment, halt capital expenditure for **[*10]** new generating capacity, purchase no energy unless the cost is fully recovered from customers in the fuel surcharge tariff and institute a planned program for rotating energy "brownouts", General Public Utilities Corporation, February 21, 1980, as well as a proposal relating to the construction programs of a utility. Middle South Utilities, February 21, 1981. All of these porposals are similar to the one at issue in that they seek to place the financial management of the company in the hands of shareholders rather than the Board of Directors and management -- such action as is contrary to Arizona state law.

A closer look at what the Proponent is suggesting further reinforces those reasons why the Proposal should be excluded under Rule 14a-8(c)(7). The Proposal states that the moratorium would rectify . . . [the Company's] . . . financial situation during the next three years." Such a statement is conclusory and wholly without any supporting documentation. The Proponent goes on to state that "the Proposal seeks a concentration of . . . human and capital resources toward achieving near term results on energy items for . . . investor profit and better customer service. Apparently **[*11]** this will be accomplished by channeling the energies of "a compact in-house professional staff" toward what the Proponent calls "recognized energy technologies, such as solar cooling systems, controlled environments for agriculture and aquaculture, and waste heat recovery for co-generation or total energy facilities. From this language, it appears that the Proponent not only wants shareholders to determine the best allocation of research and development funds, but also to dictate the size and function of the Company's in-house research staff. Additionally, to address the merits of the Proposal, a shareholder would be required to have considerable expertise in the areas of finance and energy technology, which expertise the average shareholder simply does not possess. This is exactly why, from both a legal and practical perspective, such issues are within the province of management in the course of its daily decisions regarding ordinary business operations.

The above discussion setting forth the purpose behind the Company's funding of these organizations is not intended to convince the Commission of the propriety of such funding, although the desirability for the Company's participation **[*12]** therein should be evident. The purpose of the above discussion is to illustrate the nature of the activities that are sought to be limited by the Proposal. That is, the Proposal seeks to remove from the Company's management, its power and resonsibility to determine the proper or most efficient allocation of the Company's financial and human resources, and place such decisions in the hands of the shareholders and is, therefore, excludable from the Company's proxy materials pursuant to Rule 14a-8(c)(7).

The Proposal Deals With a Matter Beyond the Issuer's Power to Effectuate

By the express terms of the Proposal, the moratorium would be specifically directed toward "research, development and demonstration activities outside of Arizona. . . ." There is no indication that any such "out-of-state" activities would be exempt from the moratorium either at management's discretion or otherwise.

What the Proposal fails to recognize is that not all contributions currently being made to out-of-state research organizations for research and development are being made voluntarily. For example, the Gas Research Institute ("GRI") is a "not for profit" corporation organized under the laws **[*13]** of Illinois that plans, manages and oversees research and development projects through contractual arrangements with laboratories, universities and other research organizations. "Membership in GRI is open to any organization which provides fuel gas service in the United States under tariffs or rates regulated by federal, state or local government agencies, and which is an interstate pipeline company . . . investor-owned distribution company or intrastate pipeline company . . ." Opinion No. 11, Docket No. RM77-14, 2 FERC P61,259 (March 22, 1978). These members found GRI's research and development projects through payments which are included in the members' tariffs, that is, the cost of research and development is included in the price that the members charge their customers for gas.

As a supplier of natural gas, the Company has no alternative but to provide funding to GRI-sponsored research and development projects, since a portion of the costs of conducting these projects is included in the cost of natural gas supplied to the Company by its interstate wholesale supplier. In other words, in this instance, Company funding of out-of-state research and development is mandatory. **[*14]**

For these reasons, the Company believes that the Proposal is excludable under Rule 14a-8(c)(6), since it deals with a matter beyond the Issuer's power to effectuate.

The Proposal Relates to Operations Which Accounts for Less Than Five Percent of the Issuer's Total Assets at the End of Its Most Recent Fiscal Year, and for Less Than Five Percent of its Gross Sales and Net Earnings for Its Most Recent Fiscal Year, and is Not Otherwise

Significantly Related to the Issuer's Business

Company financial statistics are not yet available for the company's fiscal year ended December 31, 1983. For the fiscal year ended December 31, 1982, however, the amount of Company funds expended on out-of-state research, development and demonstration activities accounted for less than one-tenth of one percent of the Company's total assets, less than three tenths of one percent of the Company's Gross Sales and slightly more than one percent of the Company's net earnings. See the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 1983. Based upon these figures, the Proposal fails the quantitative test of Rule 14a-8(c)(5).

Furthermore, the subject **[*15]** matter of the Proposal is not otherwise significantly related to the Issuer's business, as contemplated by Rule 14a-8(c)(5); but rather, is incidental thereto, and relates to the conduct of the ordinary business operations of the Company as previously set forth in this letter. It is, therefore, submitted that the Proposal should be excluded from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(c)(5).

In accordance with Rule 14a-8(d), the Company submits for filing five copies each of this letter, the Proposal and opinion of counsel. Further, pursuant to Rule 14a-8(d), the Company is notifying the Proponent of the Company's intention of omitting the Proposal from the Company's **1984** annual meeting proxy statement and form of proxy by sending him a copy of this letter with attachment via certified mail.

Sincerely yours,
/s/ Faye Widenmann

INQUIRY-3:
THEODORE E. ALT, P.E.
1401 E. Colter, #6
Phoenix, AZ 85014
5 January **1984**

Mrs. Faye Widenmann
Secretary
Arizona Public Service Commission
411 North Central Avenue
Phoenix, Arizona 85002

Re: Shareholder Proposal to be considered for inclusion in the **1984**
APS Shareholders Annual Meeting Proxy Statement
Corporate funding **[*16]** of Research, Development and Demonstration

Dear Ms. Widenmann:

Please refer to my 17 December 1983 shareholder proposal on APS funding of R & D, and the 21 December 1983 APS letter to me about the SEC rules regarding shareholder proposals. For your concenience I am enclosing copies of that correspondence.

I propose that **Arizona Public Service Company** place a moratorium on funding Research, Development and Demonstration activities outside of Arizona for a minimum period of three years. This action would help to rectify APS's financial situation during the next three years which should gather a favorable response from APS shareholders and ratepayer-shareholders.

The proposed moratorium would apply to APS funding or contributing to organizations such as the Electric Power Research Instutute and the Gas Cooled Reactor Association. The APS-

1982 R, D & D FERC Form 1 reports more than 2.1 million dollars were spent on out-of-state groups which indicates that the proposed action could save APS more than 6 million dollars during the period of the moratorium.

The proposal does not intend to eliminate all APS R, D & D activities. The proposal seeks a concentration of APS human **[*17]** and capital resources toward achieving near term results on energy items for APS investor profit and better customer service. Recognized energy technologies, such as solar cooling systems, controlled environments for agriculture and aquaculture, and waste heat recovery for co-generation or total energy facilities can be developed and demonstrated in the APS service area by a compact in-house professional staff.

Thank you for your kind attention to this proposal.

Very truly yours,
Theodore E. Alt

INQUIRY-4: LAW DEPARTMENT
Arizona Public Service Company
P.O. Box 21666
PHOENIX ARIZONA 85036
PHONE (602) 271-7946
December 21, 1983
CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Theodore E. Alt, P.E.
1401 East Colter, No. 6
Phoenix, Arizona 85014

RE: Notice Regarding Shareholder Proposals

Dear Mr. Alt:

I have received your shareholder proposals dated December 17, 1983 and attachments which your propose that the Company include in its proxy materials relating to the Annual Meeting of Shareholders scheduled for April 19, **1984.**

Securities and Exchange Commission Rule 14a-8(a)(4) [17 CFR 240.14a-8(a)(4)] provides that "the proponent submit no more than one proposal and an accompanying supporting **[*18]** statement for inclusion in the issuer's proxy materials for a meeting of security holders." Additionally, Rule 14a-8(b)(1) [17 CFR 240.14a-8(b)(1)] requires that "a proposal and supporting statement in the aggregate shall not exceed five hundred (500) words."

In light of the above rules, in order for the Company to properly consider whatever proposal and supporting statement you might want to submit, it will be necessary for you to reduce the number of proposals submitted to one (1) and also adhere to the aggregate number of words that may be included in the proposal and any supporting statement.

Finally, SEC Rule 14a-8(a)(4) [17 CFR 240.14a-8(a)(4)] requires that the Company receive your proposal and any supporting statement (which must be submitted simultaneously) within fourteen (14) calendar days of your receipt of this Notice. Should you decide to resubmit a proposal and, at your option a supporting statement, I suggest that they be sent to the Office of the Company's Secretary by certified mail, return receipt requested.

Sincerely,
MICHAEL S. ASH

INQUIRY-5:
THEODORE E. ALT, P.E.
1401 E. Colter, #6
Phoenix, AZ 85014

Faye Widenmann
Secretary
Arizona Public Service Company
411 No **[*19]** Central Ave.
Phoenix, AZ 85002

Re: Shareholder Proposal to be considered for inclusion in the Proxy statement for the **1984** Annual meeting.
Corporate funding of Research and Development

Dear Ms. Widenmann:

I propose that **Arizona Public Service Company** place a moratorium on funding all Research and Development activities outside of the state for a period of three years. This action would permit an in-depth audit of APS R&D to determine what R&D has actual value to the shareholder and rate payer. Are the shareholders getting full value for the R&D dollar expenditures or has there been squandering of R&D funds?. . . .

This moratorium proposal would apply to APS funding the Electric Power Research Institute, the Gas Cooled Reactor Association and the Gas Research Institute. This proposal represents more than 2.5 million dollars potential savings for APS in **1984** which will help to rectify APS's present financial situation.

The three year moratorium period will be ample time for a compact professional staff to develop recognized energy technology, on file in-house and in university libraries. The development effort will point for profit growth for APS investors and better **[*20]** service for our customers.

I believe the action proposed in this letter will gather a favorable response from both shareholders and rate payers.

Thank you for your gracious attention to this proposal.

Yours very truly,
Theodore E. Alt

*1983 SEC No-Act. LEXIS 2068, **

1983 SEC No-Act. LEXIS 2068

Securities Exchange Act of 1934 -- Rule 14a-8

Mar 16, **1983**

CORE TERMS: shareholder, proponent, issuer, arms control, disarmament, proxy, excludable, arm, tribunal, proxy statement, military, engaging, invest, false and misleading, effectuate, yearly, staff, international law, defense contractor, criminal activity, mundane, Virtue of Rule, general interest, important part, arms race, indirectly, enunciated, day-to-day, aggressive, grievance

[*1] General Dynamics Corp.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
March 16, **1983**

John P. Maguire
Vice President and Secretary
General Dynamics Corporation
Pierre Laclede Center
St. Louis, Missouri 63105

Re: **General Dynamics Corporation**

Dear Mr. Maguire:

This is in regard to your letter, dated January 21, **1983,** concerning a request made to **General Dynamics Corporation** ("Company") by The Loretto Community Investment Committee ("Proponent") to include one shareholder proposal in the Company's proxy soliciting material for its **1983** annual meeting of security holders. Fursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Your submission included an opinion of counsel on certain legal questions encompassed by the management's position on the proposal. Subsequently, we received a letter dated March 10, **1983** from Paul M. Neuhauser, a representative of the Proponent, revising the proposal and suggesting that the management's determination to omit the proposal is erroneous.

The proposal, the text of which is set forth as an enclosure **[*2]** to your letter of January 21, **1983,** relates to a request that the Company conduct research on arms control and disarmanent for the next three years.

Company counsel has expressed the opinion that the proposal is excludable from the

Company's proxy material under paragraphs (c)(3), (c)(4), (c)(5), (c)(6) and (c)(7) of Rule 14a-8, as well as under Rule 14a-9, and you cite certain reasons in support of that opinion. The Proponent's representative, however, has indicated that, for the reasons stated in his letter dated March 10, **1983** on the matter, he does not agree with your position.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since it appears to request action with respect to a matter relating to the conduct of the ordinary business operations of the issuer (i.e., the allocation of funds for research). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission **[*3]** upon which you rely.

In connection with the foregoing, your attention is directed to the aclosure, which sets forth a brief discussion of the Division's informal trocedures regarding shareholder proposals.

Sincerely,
John J. Gorman
Attorney Adviser

INQUIRY-1:
PAUL M. NEUHAUSER
ATTORNEY AT LAW
914 HIGHWOOD STREET
IOWA CITY, IOWA 52240
319-353-5615
March 10, **1983**

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Attention John J. Gorman, Attorney Advisor
Division of Corporation Finance

Re: Shareholder Proposal Submitted to **General Dynamics Corporation**
Dear Sir/Madam:

I have been asked by the Loretto Literary and Benevolent Institution, Inc. (a Roman Catholic religious order commonly known as The Sisters of Loretto and hereinafter referred to as the "Sisters") who own shares of common stock of **General Dynamics Corporation** (hereinafter referred to as "General Dynamics" or the "Company"), and who have submitted to General Dynamics a shareholder proposal pursuant to Rule 14a-8, to respond to the letter dated January 21, **1983,** sent, together with an accompanying opinion of counsel, to the Securities and Exchange Commission by the Company, in **[*4]** which General Dynamics contends that the Sisters' shareholder proposal may be excluded by management from the Company's **1983** proxy statement.

I have reviewed the shareholder proposal as well as the aforesaid letter from the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Sisters' shareholder proposal must be included in General Dynamics' **1983** proxy statement and that it is not excludable under the provisions of Rule 14a-8(c).

Rule 14a-8(c)(3)

1.

Although the Sisters do not agree that their proposal, as it presently reads, accuses General Dynamics of a crime, because the Company feels so strongly on this matter, we hereby, on behalf of the Sisters, amend the proposal by deleting the first and second whereas clauses plus the first paragraph of the supporting statement. These three paragraphs contain all of the phrases to which the Company has objected as constituting accusations of criminal conduct. After these three paragraphs have been omitted, there remains the third whereas clause, the proposal itself and the second paragraph of the supporting statement. These paragraphs constitute an integrated whole and are not **[*5]** an "incoherent and broken jumble."

2.

We do not believe that the use of the term "invest" is commonly understood to be as limited as is suggested by the Company. If the staff were to disagree, we would be pleased to substitute the word "spend" for the word "invest."

3.

We find no inconsistancy between the proposal itself and the supporting statement. The proposal itself requests that a small percentage of the profits made by the Company in selling arms be devoted to research on disarmament. This is obviously asking the Company to rethink its participation in the arms race by undertaking support of arms control. The proposal does not ask the Company to cease making arms. Neither does the supporting statement. The latter merely says that if the Company were to devoic some small fraction of its resources to disarmament and to arms control, that action itself would constitute rethinking of the Company's participation in the arms race. Therefore, no reason exists to apply Rule 14a-9 to the resolve clause and supporting statement on the ground that they are inconsistant.

4.

We note that there is a typographical error in the third whereas clause. We hereby amend **[*6]** that clause to substitute the phrase "SSN 688" for the phrase "SSN 668."

Rule 14a-8(c)(5)

The proposal is significantly related to the business of the Company. The Company is engaged in military sales. (Indeed, I am informed that it is the largest defense contractor). The proposal requests the Board to devote a portion of the profits it derives from those military sales to certain purposes. The proposal therefore pertains to the military sales of the Company and is therefore significantly related to the business of the issuer. Consequently, Rule 14a-8(c)(5) does not provide a basis for the exclusion of the proposal.

Rule 14a-8(c)(6)

The Company sets forth a number of reasons why it believes that the proposal is not a good idea. It fails, however, to establish that the proposal is beyond the power of General Dynamics to effectuate. In fact, the Company can engage in research of this nature and it can disseminate to the shareholders a report on its research (presumably omitting classified information). Since the Company is really arguing only that it is not desirable for it to engage in this research, not that it is impossible for it to undertake the research, it has **[*7]** not established that the proposal is excludable pursuant to Rule 14a-8(c)(6).

Rule 14a-8(c)(7)

The Sisters' proposal is not excludable under Rule 14a-8(c)(7) for two reasons. First of all, the proposal requests that a report be sent to all shareholders. Rule 14a-8(c)(7) is inapplicable to requests for reports about some aspect of an issuer's business because the preparation of such a report pertains to the accountability of management to its shareholders, rather than to the day-to-day operations of the business. Thus, the staff has a long-standing position that a shareholder request for a report on some aspect of the issuer's business is not excludable under Rule 14a-8(c)(7). See, e.g., Texas Instruments, Incorporated (February 1, **1983)**; Litton Industries (October 7, 1982); **General Dynamics Corporation** (March 3, 1981). Furthermore, when the report is integrally related to the talking of some other action, the entire proposal is not excludable. See Texas Instruments, Incorporated (February 1, **1983)**.

Secondly, Rule 14a-8(c)(7) is inapplicable because the Sisters' proposal does not deal with a matter of ordinary business. The Commission has given content to **[*8]** the term "ordinary Business" by declaring that Rule 14a-8(c)(7) is not available to exclude proposals which raise important policy matters, but only may be used if the issue raised by the proponent is "mundane in nature." Thus, in promulgating the present version of Rule 14a-8(c)(7) the Commission stated in Release 34-12999 (November 22, 1976) that proposals "which have significant policy, economic or other implications inherent in them" will not be excluded by Rule 14a-8(c)(7) and that that rule would be restricted to those "proposals that deal with truly 'ordinary' business matters... that are mundane in nature and do not involve any substantial policy or other considerations."

The underlying issues raised by the Sisters' proposal are the Company's role as a major producer of arms, especially of nuclear arms, and the question of the possible use to which the Company could devote a portion of the profits it receives from trafficking in arms. We do not believe that these issues are mundane in nature. Rather, we believe that they raise fundamental issues of policy which are appropriately dealt with by the shareholders. The policy issues raised by the Sisters' proposals are ones **[*9]** which have long vexed this nation. Profiting from the production of arms, at least without making some gestures of conscience of the type suggested in the Sisters' proposal, has been a moral issue of the most serious kind in our society for several generations. Thus, for a long period of time, prior to World War II, traffickers in arms were frequently, and popularly, labeled as "merchants of death." A generation ago, President Eisenhower, in his farewell address to the American people (January 17, 1961), warned against the "conjunction of an immense military establishment and a large arms industry," a phenomenon which he labeled "the military-industrial complex." General Dynamics, as the largest defense contractor, is the personification of that phenomenon. President Eisenhower went on to state that "we must not fail to understand [the] grave implications" of the military-industrial complex and must "guard against the acquisition [by it] of unwarranted influence." He concluded that "the potential for the disastrous rise of misplaced power exists and will persist." This longstanding societal concern about the arms industry is addressed by the Sisters' proposal, which suggests that **[*10]** the symbiotic relationship between the military and the largest defense contractor be modified to the extent that the contractor devote a portion of its profits to research on disarmament. We believe that the proposal is responsive to the concerns voiced by President Eisenhower and that the Sisters' proposal raises fundamental policy issues and is not mundane in nature. Consequently, the Sisters' proposal cannot be excluded under Rule 14a-8(c)(7).

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) provides no warrant for the Company to exclude the Sisters' proposal. The fact that the Sisters have strong views about the policies underlying the proposal is irrelevant. This is true with respect to all shareholder proposals, regardless of their subject matter. People who do not feel strongly about the activities of American corporations in South Africa do not submit proposals about South Africa. People who do not feel strongly about matters of corporate governance do not submit proposals concerning cumulative voting. Thus, the fact that the Sisters have deeply felt beliefs about nuclear weapons does not make them ineligible to submit the proposal.

In Release 34-19135 (October 22, 1982), the **[*11]** Commission discussed the application of Rule 14a-8(c)(4). It suggested that there were three types of proposals which were excluded by that rule. The first relates to situations where the proposal related directly to the proponent's personal grievance against the issuer. This portion of the rule is inapplicable in the instant case. The Sisters have no grievance or claim against the Company. They therefore do not run afoul of that aspect of Rule 14a-8(c)(4).

The second type of proposal which is excluded by Rule 14a-8(c)(4) are those proposals which attempt to secure to the proponent some benefit which will enure to the proponent in a capacity other than the of shareholder. Thus, the aforesaid Release cites as examples of this type of (c)(4) exclusion three no action letters given when (i) the proponent requested that shareholders authorize the prosecution of claims against the issuer which the proponent had raised in a complaint filed against the issuer; (ii) the proponent requested that the issuer support certain litigation in which the proponent was involved; and (ii) the proponent requested that shareholders support the position the proponent had taken in a political campaign. **[*12]** The Core Industries, Inc. (November 23, 1982) letter is another example of the application of this type of 14a-8(c)(4) exclusion. In the present case, however, the Sisters will not receive some special benefit peculiar to themselves if their proposal is approved by the shareholders. Their only benefit would be the intellectual satisfaction which would be felt equally by the proponent of a South African or corporate governance resolution which the shareholders voted to approve. Thus, the Sisters' proposal does not fall within the second category of proposals which are excluded by Rule 14a-8(c)(4).

The third type of proposal subject to exclusion under Rule 14a-8(c)(4) occurs in those instances when the proposal is used as a means to extort something from the issuer which is not available to the other shareholders. Manifestly, this is not the situation in the present instance.

Since the Sisters' proposal does not resemble any of the three types of proposals which are subject to exclusion under Rule 14a-8(c)(4), their proposal is not subject to exclusion by that Rule.

In conclusion, we request that the staff inform the Company that the SEC proxy rules require the Company **[*13]** to include the proposal in its proxy statement. It is further respectfully requested that, if the staff disagrees with this position, we be given the opportunity to appear before the commission to discuss the matter with them. We would appreciate your telephoning the undersigned with respect to any questions in connection with this matter or if the staff wishes further information.

Very truly yours,
Paul M. Neuhauser
Attorney at Law

INQUIRY-2:
LAW OFFICES
JENNER & BLOCK
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
ONE IBM PLAZA
CHICAGO, ILLINOIS 60611
TELEPHONE (312) 222-9350
January 21, **1983**

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **General Dynamics Corporation**
Loretto Community Investment Committee
Stockholder Proposal

Dear Sirs:

Our Client, **General Dynamics Corporation** (hereinafter sometimes referred to as the "Corporation") has been notified by a Roman Catholic religious organization called the Loretto Community Investment Committee, an arm of the Sisters of Loretto (hereinafter referred to as the "Proponent") of its intention to present a proposal **[*14]** for action by the shareholders at the next annual shareholders' meeting of the Corporation. The proposal (hereinafter referred to as the "Proposal") requests that the Board of Directors invest one percent of the Corporation's profit from military sales for the next three years for research on arms control and disarmament and provide shareholders with yearly reports on this research. We understand that copies of the Proposal and the related transmittal letter are is being furnished to you contemporaneously with this letter.

We believe that the Corporation is entitled to exclude the Proposal from its **1983** Proxy Statement and form of Proxy on a number of grounds, including the following:

(1) it is contrary to the Securities and Exchange Commission's (the "Commission") Rule 14a-9, which prohibits false and misleading statements, and so may be excluded by virtue of Rule 14a-8(c)(3);

(2) it deals in important part with a matter that is not significantly related to the issuer's business, and so may be excluded by virtue of Rule 14a-8(c)(5);

(3) it is beyond the issuer's power to effectuate, and so may be excluded by virtue of Rule 14a-8(c)(6);

(4) it deals in important part with a **[*15]** matter relating to the ordinary business operations of the issuer, and so may be excluded by virtue of Rule 14a-8(c)(7); and

(5) it relates to the enforcement of a personal claim or the redress of a personal grievance against the Corporation, and so may be excluded by virtue of Rule 14a-8(c)(4).

DISCUSSION

1. The Proposal is Contrary to Rule 14a-9, Which Prohibits False and Misleading Statements, and Therefore is Excludable By Virtue of 14a-8(c)(3).

A. Accusations of Criminal Behavior

The touchstone of the entire federal securities law disclosure system is that no communication mandated by that system may contain false and misleading statements. Rule 14a-9 under the Securities Exchange Act of 1934 applies that principle specifically to the Commission's system for regulating the solicitation of proxies and as that rule notes, an example of what may be misleading within the context of proxy solicitation is "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal violates Rule 14a-9 in any **[*16]** number of ways, but first and formost because it sweepingly charges **General Dynamics Corporation,** its Board of Directors, its officers, and apparently even its shareholders as well, with engaging in criminal activity. The charge fairly saturates the text of the Proposal, with its references to the "waging of aggressive war" and "crimes against peace" and "crimes... against humanity" and "organizations... criminal in nature" and "members of such organizations are themselves criminal" and "goals [which] are criminal" and "Hitler's crimes" and "judgment at Nuremberg" and "weapons capable of destruction" and "international tribunal of judges" and "responsib [ility] at law" and "war waged against an entire civilization" and being "in the midst of a criminal enterprise."

It needs no citation that to charge someone falsely with a crime is libelous. It needs no extended argument that no issuer is obliged by Rule 14a-8 to include in its Proxy Statement material which libels it and does so without restraint. The Corporation has engaged in no criminal activity whatsoever in connection with its defense contracting work. The United States is not at war. Questions concerning "war crimes," **[*17]** "aggressive war," "crimes against peace or against humanity" are so clearly irrelevant to the activities of the Corporation at the present time that it seems superfluous to correct or address them in detail. This direct attack on the morals and integrity of the Corporation, its management, employees and shareholders is wholly without logic or factual foundation.

It is clear that the Proposal and the Supporting Statement are an attempt to link the Corporation's activities with the principles of criminal law enunciated and applied in the Nuremberg trials. As such the Proposal is an attempt to impugn the integrity of the Corporation, its Board of Directors, its management and shareholders by accusing them of engaging in criminal acts. The Proponent has provided absolutely no support for this inference. This situation is very similar to that contained in Honeywell, Inc. (avail. February 27, 1973). There, the proposal implied that Honeywell's production of certain defense weapons was of questionable legality in light of the Nuremberg trials. The Division of Corporation Finance found that there was some basis for the opinion that the Proposal could be omitted under Rule 14a-9. **[*18]** According to the Division, the proposal contained materials which, without factual foundation, directly or indirectly impugned the character, integrity and personal reputation of the company and its employees, as it implied, without fact or foundation, that the company had been engaging in improper, illegal or immoral conduct. This proposal clearly falls within the spirit of the Honeywell letter; it directly maligns the integrity of the Corporation and the individuals associated with it.

B. Incorrect Application of Nuremburg Principles

The fact that the Proposal is shot through with charges of criminal activity, and that their excision would leave the text an incoherent and broken jumble, is dispositive of the Corporation's right to exclude it in its entirety from its Proxy Statement and form of Proxy. But it seems appropriate, even at the risk of diminishing the immensity of the Proposal's main infirmity, to point out some of the numerous other ways in which it the Proposal is false and misleading.

The first "whereas" clause, indeed the entire Proposal, is calculated to imply that the principles applied by the International Tribunal at Nuremberg somehow apply to the activities **[*19]** of the Corporation and that the Corporation is therefore violating the law as there laid down. But - and this cannot be too much stressed - the Nuremberg principles do not have any legal relevance whatever to the activities of the Corporation. The Nuremberg Tribunal was established pursuant to an agreement among the countries that occupied Europe after World War II. The Nuremberg Trial, 6 F.R.D. 69, 76 (1946). The Tribunal had no power or jurisdiction outside of that contained in its Charter and after it had accomplished its purposes, it was discharged. Therefore, neither the Corporation nor those associated with it could be held accountable to that Tribunal. The Tribunal did not "set" or "establish" international law. In fact, the "principles" enunciated by the Tribunal have not been adopted by the United States Congress in statutory form and, as one noted author has observed, "judgments of international tribunals, particularly those set up on the Nuremberg model, are not binding upon U.S. courts under the doctrine of stare decisis." Komarow, Individual

Responsibility under International Law: The Nuremberg Principles in Domestic Legal System, 29 Int'l & Comp. L.Q. **[*20]** 21, 26 (1980). Accordingly, the Proposal is false and misleading in creating the impression that the Corporation and its shareholders would some day be held criminally responsible under the Nuremberg principles for the activities of the Corporation.

In addition, the Proposal's recitation of the principles that were established by the judgment of the International Tribunal at Nuremberg are incorrect. Some brief examples must suffice, since obviously a complete analysis of the elements of that judgment is far beyond the scope of this letter. The third section of the "Whereas" clause asserts that "Organizations which enable, promote, or commit the waging of aggressive war or crimes against the peace or against humanity are criminal in nature." This unsophisticated attempt to recite the principles enunciated in the Charter establishing the Tribunal is misleading. Article 9 of the Charter did provide in pertinent part:

At the trial of any individual member of any group or organization the Tribunal may declare (in connection with any act of which the individual may be convicted) that the group or organization of which the individual was a member was a criminal organization. The **[*21]** Nuremberg Trial, 6 F.R.D. 69, 131 (1946).
The Tribunal viewed this discretion to declare an organiation criminal with great caution as it remarked that "[t]his discretion is a judicial one and does not permit arbitrary action, but should be exercised in accordance with well settled legal principles, one of the most important of which is that criminal guilt is personal and that mass punishments should be avoided." The Nuremberg Trial, 6 F.R.D. 69, 132 (1946). Therefore, the Proposal makes the false supposition that the **General Dynamics Corporation** could be declared a criminal organization such that membership would constitute a crime. Even assuming that, absent a treaty specifically granting such law-making authority, an organization could be declared criminal (this is far from a settled area of international law), it is absurd to imply that each and every one of the approximately 43,000 shareholders of General Dynamics would be found guilty of engaging in criminal activity merely because of the beneficial ownership of the Corporation's stock. That would indeed be the "mass punishment" that the Nuremberg Tribunal condemned.

C. Falsity of its Ostensive Goals

The Proposal **[*22]** is also false and misleading in what it asks the Corporation's shareholders to do. The Proposal urges the shareholders to request that the Board of Directors "invest" one percent of the Corporation's military profit into research. The American Heritage Dictionary defines "invest" as "to commit money or capital in order to gain profit or interest, as by purchasing property, securities, or bonds." Accordingly, the use of the word invest improperly implies that the performance of the requested research would be to the pecuniary advantage of the Corporation or the shareholders. But this is false. The Corporation would gain no income from engaging in this sort of research and could in no sense be expected to make a profit from this use of its funds. The word "invest" is used simply to obscure the costs to the shareholders inherent in the Proposal. In fact what is being called for is more like a charitable contribution than an investment.

That the requested resolution is disingenuous is perhaps demonstrated most clearly by reference to the Statement of Support. There, at the last, the Proponents admit that what they want General Dynamics to do is rethink its "participation in the **[*23]** arms race" -- in other words, withdraw from arms manufacture. The matter of research on arms control and disarmament is unconnected to that objective. So is reporting on that research. And whatever else those activities require of General Dynamics, they presumably are wholly sterile exercises if the result to be achieved from them does not require engaging in either activity, and that result has been settled upon in advance of that activity. We have been absolutely unable to find an instance in which the Commission has been called upon to consider a proposal which on its face is revealed to be simply a smoke screen for another unrelated objective. But clearly a proposal which is simply a smoke screen for another objective is false and misleading, and may therefore be excluded under Rule 14a-9.

2. The Proposal in Important Part is Not Significantly Related to the Business of The Issuer, and Therefore is Excludable By Virtue of 14a-8(c)(5).

The questions of arms control and disarmament raise complex moral, political and social issues which involve the fields of international law, international relations, military theory, comparative relations, and political science. The **[*24]** Corporation is only one of a multitude of defense contractors in this country; it does not set national policy concerning defense nor is it instrumental in international affairs or international negotiations, and indeed it could be forcefully argued that it would be an unwise thing for the Republic to look to it to involve itself in any of these functions. Thus, insofar as the Proposal seeks to immerse the Corporation in international arms control it propels the Corporation into an area of activity with is not significantly related to its business. This is particularly true in light of the fact that the Corporation is not involved in any research on arms control and disarmament and does not have any proper basis for asserting expertise or special knowledge of the field.

The Proposal in this respect is very like that considered in Honeywell, Inc. (avail. March 12, 1974).

There, the proposal recommended that the Board of Directors consider ways of contributing to the reconstruction of Vietnam. Honeywell, although a defense contractor, was not involved in Vietnam and did not engage in any business there. The Division found some basis for the exclusion of the proposal under **[*25]** 14a-8(c)(2)(ii) because it appeared to consist of a recommendation that the Corporation take action with respect to matters involving social and political causes that were not significantly related to the Corporation's business. Although that letter arose under the predecessor to the present Rule 14a-8, its spirit has continuing vitailty.

3. The Proposal is Beyond The Issuer's Power to Effectuate and therefore is Excludable By Virtue of Rule 14a-8(c)(6).

Just as the Proposal is disingenuous in its request that the Corporation engage in research on arms control and disarmament when that is not the Proponents' real objective, the Proposal is also infirm in setting up a task the Corporation cannot actually do. Superficially it may appear reasonable to mandate research on arms control and disarmament. But research, unless it is to be hopelessly aimless and duplicative, or is to be only the redaction and dissemination of prior commentary on the subject, is required to take for its starting point the nation's present agenda for arms control and disarmament, to identify the technical issues raised in the confidential diplomatic and strategic planning which is going forward with **[*26]** respect to arms control and disarmament, and to identify the various priorities which would have to be fixed in determining the hierarchy of possible solutions to those technical problems.

There can, however, be no assurance that the United States Arms Control and Disarmament Agency, the Department of State, the Department of Defense and the like would welcome the Corporation's gratuitous and unbidden efforts to inject itself into the nation's efforts in this area, that those instrumentalities would share with the Corporation such resources of knowledge and information as they have available to them, that they would see fit to assign any matters for research to the Corporation, or that they would arrange for appropriate clearances and the like for the people who are required actually to conduct the research.

The same infirmity affects the other part of the Proposal which requests that the Corporation prepare yearly reports to its shareholders on its research. Manifestly, any report on the results of research on arms control and disarmament would necessarily have to disclose at least inferentially the plans, negotiating positions and political activities of the various countries **[*27]** concerned. With respect to the United States Government, which is entrusted with engaging in negotiations and setting policy with regard to defense, it would be impossible to obtain the information required. Such information would most likely be classified or otherwise unavailable to private citizens. The Government, of course, is under no obligation to provide such information to the Corporation.

Unlike most areas of inquiry, then, the area of arms control and disarmament is not one in which the Corporation, or anyone else for that matter, can just set about automatically to conduct research. Nor is it an area in which the Corporation would have any assurance that it could make a meaningful report of its activities if it could get into them. Accordingly, the Corporation is without any means to effectuate the Proposal and so it should be excluded by virtue of Rule 14a-8(c)(6).

4. The Proposal in Important Part Deals With a Matter Relating to the Ordinary Business Operations of the Issuer and Therefore is Excludable By Virtue of Rule 14a-8(c)(7).

Passing the difficulties noted in actually attempting to effectuate the Proposal, and assuming -- wrongly we think -- that **[*28]** the Proposal insofar as it calls for action rather than reports refers to a task within the Corporation's ability to perform, decisions as to the allocation of funds for research falls squarely within the day-to-day responsibilities of management and the Board of Directors of General Dynamics. Under Delaware law, the law under which the Corporation is domiciled, the business and affairs of the Corporation are vested in the Board of Directors, except as may otherwise be provided by Delaware law or the Corporation's Certificate of Incorporation. 8 Del.c. § 141. Article Tenth (c) of the Corporation's Certificate of Incorporation provides that "all corporate powers... shall be exercised by the Board of Directors, without the consent or other action of the shareholders, except as otherwise expressly provided by law, the Certificate of Incorporation or the By-Laws" of the Corporation. Thus, under both Delaware law and the Certificate of Incorporation, management and the Board of Directors of **General Dynamics Corporation,** as part of their responsibility for managing the Corporation, are entrusted with the decision as to whether to allocate funds for research or other purposes. But **[*29]** the Proposal is an effort to dictate an area of such research and is, therefore, an attempt to encroach upon the day-to-day responsibilities of management and the Board of Directors in violation of the Corporation's Charter and the Corporation Law of the state under which the Corporation is organized.

Although the Division of Corporation Finance has on numerous times indicated its opinion that yearly reports do not fall within the Corporation's ordinary course of business, it is clear that in this situation the yearly report is merely ancillary to the question at hand. It is the question of the allocation of research funds that is the substance of the Proposal. The yearly report should not be considered when analyzing whether the Proposal relates to the ordinary business operations of the Corporation.

5. The Proposal Relates to the Enforcement of a Personal Claim or the Redress of a Personal Grievance against the Corporation, and Therefore is Excludable By Virtue of Rule 14a-8(c)(4).

The Proposal indicates the Proponent's politically adverse position to the activities of the Corporation. The Proponent has not submitted a proposal for shareholder action; the Proponent has **[*30]** executed an indictment against the Corporation, its management, employees and shareholders. Accordingly, the Proposal is not an attempt to bring forward matters that may be of general interest to the shareholders of General Dynamics. Rather, it is an attempt to achieve a forum for the Proponent's political activities. The letter accompanying the Proposal reinforces this conclusion. The Loretto Community, in the letter, admits that they voice their opinion on disarmament "to local and national legislators" and that they "are active in broad-based anti-nuclear groups like the American Friends Service Committee." It is clear that the Proponent is a religious group attempting to use the proxy materials to voice its own religious, moral and ideological concerns to the shareholders of the Corporation whether the shareholders like them or not. Thus, the present situation is very similar to that contained in Core Industries, Inc. (avail. November 23, 1982). There, the proposal requested that the Board of Directors distribute to the shareholders certain information concerning equal employment opportunity. The proponent had been assigned by a union to develop a strategy for organizing **[*31]** Core's employees at one of its facilities. Core asserted that the proposal was part of the proponent's strategy in connection with his assignment to organize Core's workers. The Division found some basis for excluding the proposal under Rule 14a-8(c)(4) since "the materials submitted suggest that, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, the proponent using the proposal as one of many tactics designed to assist the proponent in his objective as a union organizer to obtain union representation at the Company's... facility."

Thus, although phrased to be of general interest to the shareholders of General Dynamics, the Proposal is in reality a means for obtaining a captive audience for the exposition of the Proponent's partisan views with the costs of reaching that audience borne by the Corporation and its shareholders and not by the Proponent.

CONCLUSION

For all the reasons outlined above, we ask the Commission to concur in our conclusion that the Corporation need not include the Proposal or the Supporting Statement in the Corporation's Proxy Statement and form of Proxy for **[*32]** the **1983** annual meeting of the Corporation.

Sincerely yours,
Arthur M. Martin

INQUIRY-3:
NORTHERN CALIFORNIA INTERFAITH COMMITTEE ON CORPORATE RESPONSIBILITY
3410 19th Street [at Mission], San Francisco, CA 94110
[415] 863-8060
January 11, **1983**

Mr. Alfred A. Olbrycht
Corporate Secretary
BankAmerica Corporation
Box 37000
San Francisco, CA 94137

Dear Mr. Olbrycht:

Upon receipt of your letter of January 6th to Dr. Audry Smock of the United Church Boards, I consulted Sr. Claire Blohm of the Sisters of Notre Dame de Namur and Sr. Jean Hartman representing Sr. Mary Rose Therese Sousa of the Sisters of the Presentation. They asked me to write you on their behalf.

On the basis of the "Alternative Proposal to Church Group Shareholder Resolution on Guatemala," I hereby withdraw the resolution on Guatemala submitted by the Sisters of Notre Dame de Namur and the Sisters of the Presentation.

We look forward to a constructive dialogue with BankAmerica and the meeting to be held after May 13th. Dr. Smock will serve to coordinate this dialogue and make the arrangements for the meeting.

Many thanks to you and the Bank for this constructive proposal.

Sincerely yours,
John Lind [*33]
Director

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"general dynamic corporations" & 1983 and date(geq (03/10/83) and leq (03/20/83))** (Edit Search)
View: Full
Date/Time: Wednesday, December 19, 2001 - 12:25 PM EST

*1996 SEC No-Act. LEXIS 13, **

1996 SEC No-Act. LEXIS 13

Securities Exchange Act of 1934 -- Rule 14a-8(c)(3)

January 3, **1996**

CORE TERMS: unborn, staff, proxy, advertising, omission, shareholder, annual meeting, indefinite, abortion, vague, stockholder, personhood, defending, enclosed, charitable giving, unborn child, effectuation, charitable, meticulously, concurrence, recommend, audience, campaign, confer, omit, charitable contributions, business enterprise, enforcement action, human life, juxtaposition

[*1] Minnesota Mining and Manufacturing Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, **1996**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Minnesota Mining and Manufacturing Company** (the "Company")
Incoming letter dated December 15, 1995

The first proposal recommends that the Company recognize unborn children as persons and all the rights that personhood confers. The second and third alternative proposals request (1) that the Company make charitable or political contributions to organizations or campaigns defending unborn persons' rights; or (2) that the Company recognize unborn children's personhood by referring to them in corporate literature and advertising as unborn persons.

There appears to be some basis for your view that the first proposal may be excluded pursuant to Rule 14a-8(c)(3) because it is vague and indefinite. In reaching a position on the first proposal, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

There appears to be some basis for your view that the second and third alternative proposals may be excluded pursuant to Rule 14a-8(c)(7), since **[*2]** they appear to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., contributions to specific types of organizations and content of corporate literature or advertising). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the second and third proposals from its proxy material. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1:

3M Office of Secretary
3M Center, Building 220-14W-06
St. Paul, MN 55144-1000
612 733 1528

December 15, 1995

VIA FEDERAL EXPRESS

Vincent W. Mathis, Esq.
Securities and Exchange Commission
Office of the Chief Counsel,
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

Re: **Minnesota Mining and Manufacturing Company** ("3M") --
Stockholder Proposal of Edwin D. Foulks, Sr. -- Rights of Unborn Persons

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, enclosed herewith for filing on behalf of 3M is a letter received from Edwin **[*3]** D. Foulks, Sr., Binghamton, New York (the "Proponent"), on behalf of the Committee for Asserting Unalienable Rights. In this letter the Proponent sets forth a Proposal that he would have submitted to a vote of 3M's stockholders at the **1996** Annual Meeting of Stockholders, currently scheduled for May 14, **1996.** For the reasons set forth below, 3M does not intend to include this Proposal in its **1996** proxy statement and form of proxy. 3M plans to file its definitive proxy materials with the Commission on or about March 31, **1996,** and to commence mailing of such materials shortly thereafter. 3M respectfully requests the concurrence of the Division of Corporate Finance that the Proposal may be excluded and that it would not recommend enforcement action if 3M were to exclude same. To the extent that I am acting as legal counsel to 3M in this matter, this letter would also serve as an opinion of law with regard to the legal bases for such exclusion.

The Proposal

Edwin D. Foulks, Sr. (the "Proponent") has submitted a Proposal on behalf of the Committee for Asserting Unalienable Rights that would call upon 3M to recognize the rights of unborn children. It is extremely clear what the Proponent **[*4]** seeks -- an opportunity to address one of the most controversial and heated topics of our times before a large audience that 3M would provide him. It is not nearly so clear what this specific Proposal would have 3M do.

The Proposal, as originally drafted, sought recognition of unborn children as persons and all the consequential rights of "personhood." After reflection, if 3M considers this request "too general," the Proponent further requests that 3M make charitable contributions to organizations that defend the rights of unborn children Alternatively, if 3M does not make charitable contributions, then 3M should reference "unborn persons" in juxtaposition to the term "children" in corporate literature/advertising.

One undeniable fact remains: this Proposal has nothing to do with anything that 3M is about or represents as a business entity. The Proponent attempts to draw 3M into a heated debate on a subject that 3M has effectively, to date, avoided as a matter of corporate policy, through clear abuse of the proxy rules of the Commission.

What follows is a discussion of several grounds upon which the Commission can prevent abuse of its rules, by concurring in the multiple grounds **[*5]** for omission under Rule 14a-8.

Rule 14a-8(a)(4)

Having encountered problems in the past in compliance with this particular Rule, the Proponent claimed to have meticulously attended to the Rule 14a-8(a)(4) requirements in the original submission. Then, the Proponent submitted two contingent amendments, which certainly are activated based upon 3M's belief that the original submission was indeed "too general." Thus, the Proponent now runs counter to both the multiple proposals and 500 word limitation provisions of Rule 14a-8(a)(4). These matters must be attended to, if the Staff were not to concur with the following arguments for omission based upon Rule 14a-8(c).

Rule 14a-8(c)(3)

The Proposal is inherently and sufficiently vague and indefinite, so as to meet the tests of omission under Rule 14a-9 and Rule 14a-8(c)(3). The Staff has determined, in the past, that a company may omit a proposal which is sufficiently vague and indefinite that shareholders voting upon it would be unable to determine with any reasonable certainty what actions the company would take under the proposal. See Wendy's International, Inc. (February 6, 1990).

This Proposal, as amended by the **[*6]** letter, is so confusing that no reasonable person could determine what to do. The only specificity in conduct comes from the third and final contingency, i.e. the reference to "unborn children" in literature and advertising. However, this final contingent conduct is activated only if 3M finds the required conduct in the initial submission, i.e. recognition of rights of unborn children, so general and non-specific and if 3M has no charitable giving program. 3M has a charitable giving program -- thus, the specificity of the third contingency is never achieved. Nor is it any more clear or actionable that 3M should give to charitable organizations defending unborn persons' rights. It is not clear at all as to what types of organizations that this guidance would include or exclude. Does this open the field of recipients to all organizations other than those actively supporting abortion, or does it narrow to a field of one, the Proponent's own Committee for Asserting Unalienable Rights? There is no meaningful guidance as to what will encompass the concept of "defending unborn persons' rights."

In essence, the Proposal submitted by this Proponent has already been determined to be excludable **[*7]** as vague and indefinite under Rule 14a-8(c)(3) by the Staff in its no-action response in Digital Equipment Corporation (June 27, 1995). The text of the resolution has been somewhat altered, but is certainly no more specific as to what actual conduct by 3M should result. If 3M cannot determine what it should do in pursuit of the Proposal, the 3M shareholders can neither determine what it is that they are being asked to vote upon. Based upon the foregoing, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(3).

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits, by its terms, omission of proposals if it relates to matters which "further a personal interest, which . . . interest is not shared with the other security holders at large." The holders of 3M common stock are joined in interest through their economic investment in a business enterprise, 3M. 3M has meticulously avoided becoming involved in controversial topics such as abortion and the rights of unborn children. No individual purchases 3M stock to further their peculiar interests in the subject of abortion. By plain meaning of the words contained **[*8]** in Rule 14a-8(c)(4), this Proposal relates to a matter for which 3M shareholders at large have no interest. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(4).

Rule 14a-8(c)(5)

This Rule permits omission of proposals that fail a test of materiality expressed in terms of a quantitative standard and a less quantifiable "significant relationship." This Proposal has nothing whatsoever to do with 3M. As stated earlier, 3M meticulously avoids becoming enmeshed in the debate surrounding abortion and believes it does so effectively. If this is true, then "recognizing or "defending" unborn children's rights is totally irrelevant. Never has it been so clear that this Proposal is of the sort intended to be omitted under Rule 14a-8(c)(5). Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(5).

Rule 14a-8(c)(6)

As stated above, this Proposal, even with the benefit of clarifying amendments, is in total so vague and indefinite that 3M is prevented from effectuating it, even were it so **[*9]** inclined. If 3M considers the concept of recognizing "unborn children as persons" as "too general," which it most certainly does, then 3M should give charitably to organizations that defend such rights, if it has programs for charitable giving. Finally, if 3M has no programs for charitable giving, which is not the case, then 3M should reference "unborn persons" in literature/advertising, in juxtaposition to "children." All three steps are independently impossible of effectuation.

3M cannot reasonably determine how to recognize the rights of unborn persons in its everyday business activities. No clues exist in bringing this concept down to specific conduct. If 3M cannot determine generally how to recognize "unborn children as persons," then how can it determine which organizations defend such rights? If this were to mean that an organization/campaign must profess and publish its defense of unborn children as persons, then there may well be but one such organization, Proponent's own, to meet the test. This would raise an interesting issue under Rule 14a-8(c)(4) not argued above. The third and final request is relatively specific in its suggested content for all 3M literature/advertising, **[*10]** but yet so absurd in effectuation to make it impossible. If 3M were to advertise a product for a young audience, an orthodontic bracket as an example, 3M would be required to advertise its suitability and applicability for unborn persons. To do so would inevitably hold 3M up for public ridicule and could conceivably harm general economic interests of its stockholders. The effectuation of this Proposal is so absurd as to be practically impossible in effectuation.

The Staff, in International Business Machines (January 14, 1992), stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is so vague and indefinite that specific action is indeterminable. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule 14a-8(c)(6).

Rule 14a-8(c)(7)

The Staff determined in 1993 (PepsiCo, Inc. - March 24, 1993) that the mere fact that a proposal is tied to a social issue would not remove it from the sphere of "ordinary business operations" for purposes of Rule 14a-8(c)(7). Although Proponent takes great care not to reference the term, this Proposal deals **[*11]** with abortion. However, in so constructing the Proposal in a way not to deal directly with abortion, Proponent has extended the controversial social issue to the day-to-day ordinary business operations of 3M, although very indirectly. The most specific request relates to the day-to-day literature and advertising of 3M that is produced in substantial quantity daily.

Although it is hard to envision that a proposal such as this, with really no relationship to 3M whatsoever, can be deemed to relate to ordinary business operations, the reality surrounding Rule 14a-8(c)(7) is that it has provided the Staff with a means of concurrence in omission of proposals that simply have no meaningful place before an audience of stockholders in a business enterprise. Such is the case here. Therefore, I am of the opinion that the Proposal may be omitted from 3M's proxy materials for the **1996** annual meeting in reliance upon Rule-14a-8(c)(7).

Request

3M would respectfully request the concurrence of the Staff in the exclusion of the Proposal from 3M's **1996** proxy soliciting materials on the alternative grounds of Rule 14a-8(a)(4) or one or more of the following: Rule 14a-8(c)(3), (c)(4), (c)(5), (c)(6), **[*12]** or (c)(7).

Pursuant to Rule 14a-8(d), we are herewith notifying the Proponent by copy of this letter of our intention to omit the proposal. In the event that the Staff disagrees with the conclusions expressed herein, or should desire additional information, we would appreciate an opportunity to confer prior to issuance of the response. Please call the undersigned at (612) 733-1528.

Please acknowledge receipt of this letter and enclosures by stamping the enclosed copy and returning it in the enclosed self-addressed envelope.

Very truly yours,

Roger P. Smith
Secretary

ATTACHMENT 1

COMMITTEE FOR ASSERTING UNALIENABLE RIGHTS

P.O. Box 1061, Binghamton, N.Y. 13902

November 26, 1995

Secretary
Minnesota Mining and Manufacturing Company
3M Center
St. Paul, Minnesota 55144

Dear Corporate Secretary:

Under a separate mailing, you should be receiving a shareholder proposal from me dated November 20th concerning unborn persons. It has come to my attention through another corporation that the proposal may be too general. It was hoped that this general proposal would address all areas of corporate involvement in the issue without having to specify each instance individually, such **[*13]** as all considerations that arise when employees and their unborn children are in corporate service and on corporate property. If you consider that the submitted proposal is too general, the following more specific proposals which are embodied in the general proposal, are offered as substitutes to be used along with the originally submitted supporting statement.

If **Minnesota Mining and Manufacturing Company** makes charitable or political contributions, the following proposal is offered as a first choice substitute:

> Resolved: Shareholders request this corporation to make charitable/political contributions to organizations/campaigns defending unborn persons' rights as a balance to other corporations' donations used for denial of children's rights.

If it is not corporate practice to make contributions, then the following proposal is offered:

> Resolved: Shareholders request this corporation to recognize unborn (an age-based temporary handicap) children's personhood by referring to them in corporate literature/advertising as "unborn persons" including whenever mentioning "children".

Thank you for your considerations and if there are any further requirements or questions, do not hesitate **[*14]** to reply.

Sincerely,

Edwin D. Foulks, Sr.

ATTACHMENT 2

COMMITTEE FOR ASSERTING UNALIENABLE RIGHTS

P.O. Box 1061, Binghamton, N.Y. 13902

November 20, 1995

Secretary
Mining and Manufacturing Company
3M Center
St. Paul, Minnesota 55144

Dear Secretary:

As the owner of 700 shares of **Minnesota Mining and Manufacturing Company,** I would like to submit the enclosed stockholder proposal for consideration at the Company's **1996** Annual Meeting of Stockholders. It length should be 498 words (under 500 words) and please advise me otherwise if it is over 500 words. Enclosed also are brokerage statements verifying my holdings a year ago as well as present and I pledge to maintain all my shares until at least the annual meeting vote.

If there are any further requirements, please let me know.

Thank you.

Sincerely,

Edwin D. Foulks, Sr.

(Preferably Private Information:

Home Address-
R.D. #1 George Street
Lisle, N.Y. 13797

ATTACHMENT 3

UNBORN PERSONS' EQUAL RIGHTS PROPOSAL

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government **[*15]** has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights.

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, . . . , wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards **[*16]** and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature . . . means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

Whereas, the Virginia Declaration of Rights (1776) asserts that "men . . . cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property . . . and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1989) "human life begins at conception." Congress's Republican platform pledges: "We believe the **[*17]** unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

Resolved: Shareholders request this corporation to recognize unborn (a condition based upon age and temporary handicap) children as persons and all their rights that personhood confers as its corporate policy.

Edwin D. Foulks, Sr.
Committee for Asserting Unalienable Rights
P.O. Box 1061
Binghamton, N.Y. 13902

Owner of 700 Shares of **Minnesota Mining and Manufacturing Company**

Dated: 11/20/95 (Proposal- 498 words)

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"minnesota mining & manufacturing company" & 1996 and date(geq (01/01/96) and leq (05/01/96))** (Edit Search)
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Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"wells fargo & company" & 1993 and date(geq (01/01/93) and leq (05/01/93))** (Edit Search)

Select for FOCUS™ or Delivery

*1993 SEC No-Act. LEXIS 86, **

1993 SEC No-Act. LEXIS 86

Securities Exchange Act of 1934 -- Rule 14a-8(d)

January 26, **1993**

CORE TERMS: shareholder, homosexuals, stockholder, registrant, customers, leaders, admit, proxy statement, annual meeting, non-discriminatory, quarrel, misleading, leadership, depositors, staff, personal interest, rescinded, publicity, proxy, personal benefit, gentlemen, concurrence, supporter, funder, omit, certificate of incorporation, board of directors, managed, manage, proper subject

[*1] Wells Fargo & Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Wells Fargo & Company** (the "Company")
Incoming letter dated December 4, 1992

The proposal would require the Company to rescind its action supporting the Bay Area United Way, with regard to the admission of homosexuals as leaders in the Boy Scouts of America, and to stay out of such controversies now and in the future.

There appears to be some basis for the view that the proposal may be excluded under Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., the determination to commence contributions to a particular charity.) Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

INQUIRY-1: WILLIAM M. PURSELL III

748 HELEN DRIVE

HOLLISTER, CA 95023

December 11, 1992

Securities and Exchange **[*2]** Commission
Judiciary Plaza
450 Fifth St. N.W
Washington, D. C. 20549

Ladies and Gentlemen:

I have received a copy of a letter from Mr. Guy Rounsaville, Executive Vice President of Wells Fargo & Co. giving the Bank's reasons for turning down my proposed Shareholder Motion and requesting your concurrence. I request that such concurrence be withheld and that Wells Fargo be directed to include my motion in their upcoming proxy statement prior to their next Annual Meeting. My motion was submitted to them well in advance of their stated deadline for such submission.

I have no quarrel with Wells Fargo's non-discrimination policy as it regards whom they wish to employ. Wells Fargo as a public corporation doing business in California is required to be non-discriminatory in all its employment practices. Likewise, I have no quarrel with their policy of giving only to nondiscriminatory organizations. They can donate to any organization they wish as long as they stay within the law and within the S.E.C. rules.

Wells Fargo has never been a major direct funder of the Boy Scouts of America. The $ 76,000 they gave, while undoubtedly gratefully appreciated when received, when spread around over **[*3]** twenty plus Scout Councils in California is relatively small compared to the Councils' needs.

What I, as a stockholder find objectionable is the fact that public statements were made in the press and on television endorsing the Bay Area United Way's stand in withdrawing funding from the local Councils of the Boy Scouts of America on the grounds that that organization discriminates by refusing to accept homosexuals to serve in adult leadership capacities.

Mr. Rounsaville's letter states on page 3, "Whether there is a controversy relating to the Boy Scouts' policies is beside the point since it is not of Wells Fargo's making and beyond its power to control." The point is that **Wells Fargo & Company** need not have made any public statement in support of the United Way's position versus the Boy Scouts. It was the endorsement by a major financial institution (two, in fact, although Bank of America has since rescinded its stand) of the United Way's position which angered many people and cost the Bank many customers.

If Wells Fargo wished to contribute to the United Way in view of that organization's position versus Scouting they could have done so without publicly endorsing the position **[*4]** which was so obviously hostile to Scouting. Many other corporate contributors are continuing to contribute to the United Way without coming out in support of United Way's stand in the dispute. Scouting would still have been denied the $ 76,000 and any further support from the United Way, but Wells Fargo would not have been hurt by the bad publicity.

Mr. Rounsaville accuses me of being misleading as one of the grounds for excluding my proposal (section 4 of his letter). He states that Wells Fargo had no part in the action by the Bay Area United Way to attempt to force the Boy Scouts of America to admit homosexuals as leaders. But I have been informed that Wells Fargo personnel were part of the committee which made up the allocations and determined the United Way's position vis-a-vis Scouting. And for many years key leadership roles in the United Way and its predecessors, United Fund and United Crusade, have been occupied by personnel from Wells Fargo. (My dad was Comptroller of the organization for a number of years.) Who is trying to fool whom?

In the same section of the letter he refers to my statement that the policy had cost the bank many customers and depositors as another **[*5]** misleading statement. I do not have direct proof of the numbers of depositors or of the dollar volume of business lost by the bank, but from talking to several Scout Council officials I have been told that all of them have had many, many calls from supporters who have removed their deposits, and from talking to three different banks with whom I have interests, I am sure that a sizeable amount of business has been lost because of the publicity.

Mr. Rounsaville accuses me of attempting to gain a personal benefit. While it is true that my family and I were involved in Scouting for much of our lives none of us have been members for many years. We have no personal benefit to be gained EXCEPT that we are stockholders of the bank, and I still have a few friends who are still active in the Scouting program. My only personal interest beyond that is that I am proud of my years in the Scouting program, and I believe it to be a truly worthwhile organization that has served this nation proudly for over 82 years. I do not like to see it accused of discrimination for its prudence in its leadership policies.

It is an interesting sidelight to this entire matter that the bank has chosen to single **[*6]** out only one institution for censure; one that teaches its members to "respect the rights of others in matters of custom and religion" (from the twelfth part of the Scout Law to which every Scout must agree and try to practice in his daily life). No other organizations were singled out although many of the over 100 agencies supported by the United way have strong religious ties or ties to very special social groups.

Ladies and gentlemen, I hope you will agree with me that stockholders of a corporation should have the right of referendum when management makes a costly decision on a matter which is outside the normal business of the corporation and will deny the **Wells Fargo & Company** the right to exclude my motion from the proxy ballot.

Very truly yours,

William M. Pursell III

INQUIRY-2: WELLS FARGO & COMPANY

GUY ROUNSAVILLE, JR.
Executive Vice President
Chief Counsel and
Secretary
420 Montgomery Street
San Francisco, CA 94163
(415) 396-2029

December 4, 1992

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

William M. Pursell III, a shareholder of **Wells Fargo & Company,** has submitted a proposal **[*7]** he wishes to place before the shareholders at the **1993** annual meeting of **Wells Fargo & Company.** On behalf of **Wells Fargo & Company,** I am writing pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 to state Wells Fargo's position that Mr. Pursell's proposal may properly be omitted from its proxy statement and the reasons for our position. In accordance with Rule 14a-8(d), I enclose six copies of Mr. Pursell's proposal and supporting statement, this letter and an opinion of counsel with respect to the legal basis for excluding the proposal. A copy of this letter to Mr. Pursell shall serve to notify him of Wells Fargo's intent to omit his proposal from its proxy statement for the **1993** annual meeting.

A. Background

Wells Fargo & Company and its affiliated foundation, the Wells Fargo Foundation, regularly contribute to organizations throughout California which they believe to be worthy of financial support. During 1991, **Wells Fargo & Company** and the Wells Fargo Foundation contributed a total of approximately $ 6.6 million to such organizations, including approximately $ 76,000 for various Boy Scout groups. Wells Fargo's charitable contributions are governed by policies **[*8]** which prohibit contributions to organizations that discriminate on the basis of race, color, creed, sex, sexual orientation, age, national origin, disability or religious belief. In April 1992, the United Way of the Bay Area, acting in response to the affirmation by the Boy Scouts of America that it excludes participants on the basis of sexual orientation and religious belief, announced that it would no longer contribute to Boy Scout organizations in the Bay Area. Following up on the United Way action, members of the local press asked Wells Fargo what its policy would be regarding contributions to the Boy Scouts. Wells Fargo responded that it would no longer make direct contributions to the Boy Scouts except to honor pledges already made. As a result of the ensuing publicity, Mr. Pursell learned of this matter and wrote Wells Fargo three letters in support of the Boy Scouts, culminating in the enclosed shareholder proposal.

B. The Proposal

Mr. Pursell's proposal characterizes Wells Fargo's actions as "supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders. " His supporting statement argues that the proposal "is not **[*9]** an attempt to limit or control in any way the right of the Bank through its officers of Directors to make corporate contributions . . . nor to withhold support from any [organizations] they believe are unworthy." Mr. Pursell apparently believes that without interfering in Wells Fargo's corporate contributions policies and practices, his resolution "simply attempts to extricate the Bank from a position in which it should never have become involved in the first place." His resolution directs that "the Bank's" action, allegedly supporting attempts to admit homosexuals as Boy Scout leaders, "be rescinded" and also directs that "the Bank should stay out of such controversies now and in the future."

C. Grounds for Exclusion

The Company believes Mr. Pursell's proposal can be excluded under Rule 14a-8(c) on any one of the several grounds described below.

1. Ordinary Business Operations. Rule 14a-8(c)(7) permits registrants to exclude a shareholder proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant." In a series of letters commencing in February 1992, the Commission has repeatedly taken the position that shareholder **[*10]** proposals supporting or opposing a corporation's contributions to a particular charity or cause are excludable under Rule 14a-8(c)(7). Our research has established that in letters to Wal-Mart

Stores (available April 10, 1992), Bristol-Meyers Squibb (available March 10, 1992), American Express (available February 28, 1992), Exxon Corporation (available February 28, 1992), U.S. West (available February 25, 1992), Exxon Corporation (available February 19, 1992) and International Business Machines (available February 19, 1992), the staff of the Commission permitted the exclusion of shareholder proposals advocating that these registrants refrain from making contributions in support of organizations that advocate or perform abortions. Similarly, in a letter to Pacific Telesis, Inc. (available February 20, 1992), the staff of the Commission permitted the exclusion of a shareholder proposal advocating contributions to Planned Parenthood.

Mr. Pursell seeks to avoid this line of no-action letters by incorrectly characterizing Wells Fargo as helping to force the Boy Scouts to admit homosexuals as leaders, and his resolution could direct Wells Fargo to "stay out of such controversies now and **[*11]** in the future." Whether there is a controversy relating to the Boy Scouts' policies is beside the point since it is not of Wells Fargo's making and beyond its power to control. Wells Fargo's only actions in this matter have been to adhere to its non-discriminatory contributions policies and cease future direct contributions to the Boy Scouts. We can only assume, therefore, that, without saying so, Mr. Pursell's resolution is really intended to change Wells Fargo's non-discriminatory contributions policies and to force it to resume direct contributions to the Boy Scouts. Whether he will admit it or not, Mr. Pursell's resolution thus relates to a contribution to a particular charitable organization. Mr. Pursell's proposal thus falls squarely within the area of proposals that the staff of the Commission has stated may be excluded under Rule 14a-8(c)(7).

2. Less Than 5 Percent of Assets and Earnings. Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations accounting for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year and **[*12]** that is not otherwise significantly related to the registrant's business. During 1991, Wells Fargo contributed approximately $ 76,000 to the Boy Scouts. This amount represents less than one-thousandth of 1 percent of Wells Fargo's assets of approximately $ 53.55 billion as of December 31, 1991, less than one-half of 1 percent of net income of approximately $ 21 million for 1991 and less than one-hundredth of 1 percent of total interest and non-interest income of approximately $ 5.86 billion for 1991. Wells Fargo's contributions to the Boy Scouts are not otherwise significantly related to its business.

3. Personal Benefit. Rule 14a-8(c)(4) permits the exclusion of a proposal that relates to the redress of a personal claim or grievance against the registrant or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Wells Fargo has adopted its non-discriminatory contributions policy in light of the diversity of its customers and employees. Furthermore, Wells Fargo believes that a policy which serves the social goals of its customers and employees is also in **[*13]** the best economic interests of its shareholders. Prior to the submission of his proposal, Mr. Pursell wrote to Wells Fargo twice to object to its policy on contributions to the Boy Scouts, showing his personal interest in the matter. As further evidence of the primarily personal significance of this matter to him, Mr. Pursell stated in his first letter that he, his brother and his father "were all Eagle Scouts and very active for many years as volunteer adult leaders in the Boy Scout program." Wells Fargo has no reason to believe that this personal interest, which Mr. Pursell would have us pursue at the expense of our broad-based non-discriminatory contributions policy, is one shared across-the-board with other shareholders at large.

4. Misleading. Rule 14a-8(c)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Mr. Pursell's proposal is misleading in that it refers to presumed "action of the Bank in supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders." **[*14]**

Wells Fargo took no such action. Wells Fargo's only action towards the Boy Scouts has been to withdraw its direct financial support. And this decision was reached independently, without consulting the United Way or any other organization. To suggest otherwise is misleading. The supporting statement also implies that Wells Fargo engaged in social engineering and contains other factual errors. It states that "the Bank, by its own admission, has never been a direct funder of the Boy Scouts" and that Wells Fargo's position has "cost the Bank many customers and depositors." The cumulative effect of these misstatements is to portray Wells Fargo as an active participant in a campaign to induce the Boy Scouts to change its policies. In fact, the reverse has been the case. As a result of its adherence to its non-discriminatory contributions policy, Wells Fargo has received numerous telephone calls and letters from supporters of the Boy Scouts, including Mr. Pursell, who have attempted to convince Wells Fargo to change that policy.

5. Not a Proper Subject for Shareholders.

Rule 14a-8(c)(1) permits the exclusion of a proposal that is, under the laws of the registrant's domicile, not a proper **[*15]** subject for action by security holders. While Mr. Pursell's proposal is ambiguous as to how and whether Wells Fargo could accomplish what the resolution mandates, the language is clear enough in what it requires. "The action of the Bank in supporting the Bay Area United Way . . . should be rescinded and the Bank should stay out of such controversies now and in the future."

Wells Fargo is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law provides as follows: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." There being no other applicable provisions of Delaware law or of Wells Fargo's certificate of incorporation, Mr. Pursell's resolution oversteps the powers granted to shareholders under Delaware law. His proposal is thus invalid since it would supersede the authority of the board of directors to manage the business and affairs of Wells Fargo. The Delaware Supreme Court has stated that "the bedrock of the General Corporation Law of the State of Delaware is the rule that **[*16]** the business and affairs of a corporation are managed by and under the direction of its board." Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984). Accord, Levine v. Smith, 591 A.2d 194, 200 (Del. 1991) ("The directors of a corporation and not its shareholders manage the business and affairs of the corporation", citing Paramount Communications. Inc. v. Time, Inc., 571 A.2d 1140, 1150 (Del. 1990)).

On the basis of the foregoing, **Wells Fargo & Company** respectfully requests the concurrence of the staff of the Commission that Mr. Pursell's proposal may be excluded from Wells Fargo's proxy statement relating to its **1993** annual meeting of stockholders.

Very truly yours,

Guy Rounsaville, Jr.

WELLS FARGO BANK

ROBERT S. SINGLEY
Vice President and
Senior Counsel
111 Sutter Street, 18th Floor
San Francisco, CA 94163
(415) 399-7442

December 4, 1992

Guy Rounsaville, Jr.

Secretary
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Dear Mr. Rounsaville:

I am a Vice President and Senior Counsel of Wells Fargo Bank, National Association. As such I am familiar with the letter dated September 23, 1992, from William Pursell III submitting a proposal he seeks to **[*17]** be included in the proxy statement for the **1993** annual meeting of shareholders of **Wells Fargo & Company.** I have reviewed with you this proposal as well as the letter dated December 4, 1992, which you propose to submit to the Securities and Exchange Commission in response to Mr. Pursell's letter as well as the relevant rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934.

I agree with the conclusions contained in your letter to the Securities and Exchange Commission that, for the reasons stated therein, **Wells Fargo & Company** should be entitled to omit Mr. Pursell's proposal from its proxy statement for the **1993** annual meeting under the provisions of Rule 14a-8(c)(1), (c)(3), (c)(4), (c)(5) and (c)(7).

You are authorized to provide copies of this opinion to the Securities and Exchange Commission.

Very truly yours

Robert S. Singley

Shareholder Proposal of William M. Pursell III for Inclusion in **1993** Proxy Statement of **Wells Fargo & Company**

RESOLVED: That the action of the Bank in supporting the attempt of the Bay Area United Way to force the Boy Scouts of America to admit homosexuals as leaders in its organization **[*18]** was not in the best interests of the Bank or its stockholders and should be rescinded and the Bank should stay out of such controversies now and in the future.

SUPPORTING STATEMENT

The primary business of Wells Fargo Bank is banking; not social engineering.

Wells Fargo Bank believes in and practices non-discrimination in its personnel policies and in all its business dealings. That is a fine thing for the Bank.

The Bay Area United Way, one of many United Way's within the Bank's service area, attempted to force a national volunteer organization to alter its membership and leadership policies to admit homosexuals to leadership positions. Wells Fargo Bank, a long time supporter of the United Way, came out publicly in support of United Way's attempt along with two other major companies. The Bank, by its own admission, has never been a direct funder of the Boy Scouts, but has many employees and customers who have been active in the Scouting program over many years.

The resulting publicity over the support of the United Way's attempt has cost the Bank many customers and depositors and is therefore adverse to the Bank's and stockholders' best interests. It was a quarrel between two **[*19]** organizations outside the Bank's primary area of responsibilities to its customers and stockholders. It was a quarrel in one local area which has affected the Bank throughout its service area, and a quarrel to which the Bank need not have become a party.

This resolution is not an attempt to limit or control in any way the right of the Bank through its officers or Directors to make corporate contributions to any worthwhile organizations they believe are deserving, nor to withhold support from any they believe are unworthy of support. It simply attempts to extricate the Bank from a position in which it should never have become involved in the first place. The membership policies of the Boy Scouts of America are in no way a concern of Wells Fargo Bank.

If the Bay Area United Way wishes to engage in a dispute with the Boy Scouts or any other organization for which it raises funds it may do so, but unless that organization is engaged in some illicit or illegal activity which directly affects the Bank, the Bank should stay out of the controversy.

By involving the Bank in the quarrel the resulting loss of depositors, business, and good will have adversely affected profits and stockholder **[*20]** earnings. Let's stop it now!

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"wells fargo & company" & 1993 and date(geq (01/01/93) and leq (05/01/93))** (Edit Search)
View: Full
Date/Time: Thursday, December 13, 2001 - 11:37 AM EST

*1997 SEC No-Act. LEXIS 127, **

1997 SEC No-Act. LEXIS 127

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

January 22, **1997**

CORE TERMS: proponent, charitable contributions, guidelines, charitable, donations, annual meeting, shareowner, vague, proxy, shareholder, eligibility, indefinite, funding, omit, Proxy Rules, proxy statement, annual report, not-for-profit, collectively, enclosed, charity, agenda, articles of incorporation, written statement, continue to hold, beneficial owner, proper subject, market value, correspondence, discontinue

[*1] Pacific Telesis Group

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, **1997**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Pacific Telesis Group** (the "Company")
Incoming letter dated December 20, 1996

The proposal criticizes the Company's contributions to MALDEF and requires the Company to report on charitable contributions to organizations whose overall purpose is inconsistent with the intent of its "Corporate Community Development Program."

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7), since it appears to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., contributions to specific types of organizations). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly

Attorney Advisor

INQUIRY-1:
Pillsbury

ATTORNEYS AT LAW
235 MONTGOMERY STREET
SAN FRANCISCO, CALIFORNIA **[*2]** 94104
TELEPHONE: (415) 983-1200
MAILING ADDRESS: P.O. BOX 7880
SAN FRANCISCO, CALIFORNIA 94120-7880
internet: pillsburylaw.com

Writer's direct dial number/email:
(415) 983-7480

December 20, 1996

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Pacific Telesis Group**
Commission file No. 1-8609
Omission of Shareowner Proposal
Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of **Pacific Telesis Group,** a Nevada corporation (collectively with its subsidiaries, including Pacific Bell, the "Company"), this letter concerns a shareholder proposal (the "Proposal") submitted by Sharon L. Gage (the "Proponent") for inclusion in the proxy statement and form of proxy for the Company's **1997** Annual Meeting (the "**1997** Proxy Materials"). The Company has not yet set the date for its **1997** Annual Meeting, although it is not contemplated that definitive proxy materials for such meeting will be filed prior to 80 days after the date of this letter.

We hereby request confirmation that the Division of Corporate Finance will not recommend enforcement to the Securities and Exchange **[*3]** Commission (the "Commission") if, in reliance on one or more of our interpretations of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes the Proposal from the **1997** Proxy Materials.

Pursuant to Rule 14a-8(d), enclosed herewith are six copies of correspondence from the Proponent and this letter, which sets forth the reasons supporting the Company's proposed omission of the Proposal from the **1997** Proxy Materials. This letter includes our legal opinion to the extent such reasons are based on matters of law. By copy of this letter, the Company is noticing the Proponent of its intention to omit the Proposal from the **1997** Proxy Materials. The correspondence from the Proponent sets forth the information required by Rule 14a-8(a)(2), including a statement that the Proponent or an appropriately designated substitute will present the Proposal.

The Proposal seeks to (i) require the Company to list in its annual report all donations and contributions made to charitable and not-for-profit organizations "whose overall purpose and aim is not consistent with the intentions and mandates" of the Company's Corporate Community Development Program **[*4]** and (ii) require that the Company initiate a corporate investigation into the Company's contributions to certain organizations (e.g., the Mexican American Legal Defense and Education Fund ("MALDEF")) and to discontinue funding such organizations.

We believe that the Proposal may be omitted from the **1997** Proxy Materials on one or more of the following grounds:

I. The Proponent has failed to comply with the requirements of Rule 14a-8(a)(1).

By letter dated November 21, 1996, the Company wrote to the Proponent requesting that she demonstrate her eligibility under Rule 14a-8 of the federal proxy rules to require the Company to include the Proposal in the **1997** Proxy Materials. Specifically, the Company asked the Proponent to demonstrate that (i) she is the record or beneficial owner of at least 1% or $ 1,000 in market value of the Company's outstanding securities, (ii) she has held such stock for at least one year and (iii) will continue to hold such securities through the date of the **1997** Annual Meeting. The Company was unable to send the request letter to the Proponent by certified mail, however, because the address the Company has on file for the Proponent is a post office box. **[*5]** As of the date of this letter, the Proponent has not responded to the Company's request for information.

II. The decision to make specific charitable contributions is a matter relating to the conduct of the ordinary business operations of the Company and the Proposal may thus be omitted pursuant to Rule 14a-8(c)(7).

The Company makes charitable contributions in two ways. First, the Telesis Foundation (the "Foundation") is an entity organized for the specific purpose of committing its resources "to educational, cultural, and community-based programs for economically disadvantaged children, youth, and families." The Company donates money each year to the Foundation, which then allocates the money to worthy organizations. The Foundation receives numerous applications for grants each year; each one is assigned to a staff member who reviews the application to determine eligibility under well-established guidelines (the "Foundation Guidelines") (attached hereto as Exhibit A). Second, the Company and its subsidiaries, including Pacific Bell, contribute on a regular basis to numerous charities that serve the communities in which they operate to promote business operations and to enhance **[*6]** their reputation as good citizens of such communities. To guide the Company in selecting deserving charitable organizations, the Company has adopted the Pacific Bell Grant Guidelines (the "Pacific Bell Guidelines" (attached hereto as Exhibit B) and, collectively with the Foundation Guidelines, the "Guidelines"). The Company has no formal program entitled the "Corporate Community Development Program" as indicated by the Proponent.

We believe that the Company's contributions to the Foundation and its direct contributions to other charitable organizations are part of the Company's ordinary business operations. The primary purpose of the Company's charitable contributions program, including its donations to the Foundation, is to promote its business operations by enhancing its reputation as a good citizen of the communities in which it operates. To this end, the Foundation and the Company, collectively, routinely make thousands of charitable grants and donations each year. The Board of Directors of the Company has delegated to management the authority to select specific organizations to receive corporate contributions, consistent with the Guidelines. The Company believes that the day-to-day **[*7]** management of such charitable contributions are most efficiently left in the hands of management, which is in the best position to select worthy organizations for charitable contributions based upon the established Guidelines and to promote the Company's goals.

Because the determination to commence or cease contributions to a particular charity are so directly interrelated to the day-to-day business operations of the Company, the Company believes it may omit the Proposal pursuant to Rule 14a-8(c)(7). The Company notes that in a series of letters commencing in February 1992, the Commission has repeatedly taken the position that shareowner proposals supporting or opposing a corporation's contributions to a particular charity or cause are excludable under Rule 14a-8(c)(7). See, for example, *Minnesota Mining & Manufacturing Company* (available January 3, 1996) (proposal two); *Wells Fargo & Company* (available January 26, 1993) (and the letters cited therein); ***Pacific Telesis Group*** (available February 20, 1992); *SCEcorp* (available February 20, 1992).

III. The Proposal is not a proper subject for shareowner action under Nevada law and may thus be omitted pursuant to Rule [*8] 14a-8(c)(1).

The Company is a Nevada corporation and Section 78.070 of the Nevada Revised Statutes reserves to each corporation organized under Nevada law the specific power to "make donations for the public welfare or for charitable, scientific or educational purposes," subject to any limitations that may be contained in such corporation's articles of incorporation. In other words, subject to any contrary provision in the articles, Nevada law places the power to make charitable contributions with the corporation, which, pursuant to other provisions of Nevada law, is to be managed by the Board of Directors. Since the Company's Articles of Incorporation contain no limitation on management's ability to make charitable contributions, such contributions are a power reserved to the Board of Directors of the Company.

In accordance with the above, the Company believes that the Proposal is not a proper subject for shareowner action, and is therefore excludable from the **1997** Proxy Materials by virtue of Rule 14a-8(c)(1).

IV. The Proposal is vague and indefinite and thus may be omitted pursuant to Rule 14a-8(c)(6) as being beyond the power of the Company to effectuate.

The Proposal **[*9]** requests that the Company list in its annual report all donations and contributions made to charitable and not-for-profit organizations "whose overall purpose and aim is not consistent with" the Corporate Community Development Program. We assume when the Proponent makes reference to the "Corporate Community Development Program," she is actually referring to the Company's Guidelines. The Company believes the Proposal is sufficiently vague and indefinite such that it would be impossible for the Company to implement. As previously discussed, the Guidelines were adopted to guide management in selecting those organizations to receive Foundation and Company contributions. The Guidelines, however, were drafted broadly to ensure that management has sufficient flexibility in contributing to those organizations which can best satisfy the goals of the Company. Given such flexibility, reasonable people might disagree as to whether a particular charitable organization is consistent with the Guidelines. Indeed, the Proponent appears to take issue with charitable contributions the Company has made to two organizations -- MALDEF and the National Council of La Raza. Despite the Proponent's viewpoint, **[*10]** the Company, when it made these particular contributions, believed (and still believes) that such contributions were consistent with the Guidelines. Thus, if the Proposal were adopted, the Company will have virtually no guidance with respect to the actions it must take to implement the Proposal. Moreover, because the Proposal is inherently vague, each shareowner who votes on the Proposal might (and probably will) have a very different idea of the action to be taken by the Company in complying with the Proposal.

The Commission has determined in the past that a company may omit a proposal which is sufficiently vague and indefinite that shareowners voting upon it would be unable to determine with any reasonable certainty what actions the company would take under the proposal. See, for example, *Wendy's International, Inc.* (available February 6, 1990). The Company submits that, by requiring the Company to disclose information that is inherently open to interpretation, the Proposal is sufficiently vague and indefinite such that it may be excluded as beyond the power of the Company to effectuate under Rule 14a-8(c)(6).

The Company notes that if the Proponent were primarily interested **[*11]** in public disclosure of its charitable contributions, such information is already available. The Foundation is required to list its grants each year in a public filing with the Internal Revenue Service, and the Company makes a public declaration of its charitable gifts each year with the California Public Utilities Commission.

The Company respectfully requests the concurrence of the Staff in the exclusion of the Proposal from the **1997** Proxy Materials on one or more of the alternative grounds as discussed above.

Please do not hesitate to contact the undersigned at (415) 983-7480 or Dan Cullum at (415) 983-6357 if you have any questions or require additional information regarding the foregoing request.

Very truly yours,

Blair W. White

ATTACHMENT 1

November 14, 1996

Board of Directors
Pacific Telesis
c/o/ Ms. Marybeth Seaton
130 Kearny St., 35th floor
San Francisco, Ca 94108

RE: Submission of Share Owner Proposal

RESOLVED: "That Pacific Telesis list in its annual report all donations and contributions made to charitable and not-for-profit organizations, whose overall purpose and aim is not consistent with the intentions and mandates of our Corporate Community Development **[*12]** Program. An example of misappropriation of corporate funds are those contributions allocated to the Mexican American Legal Defense and Education Fund (MALDEF). While the stated goal of MALDEF is to promote community development programs, there is evidence that many of their programs undermine, disrupt and create civil disharmony to the American society . It is requested in this proposed resolution that a corporate investigation be initiated into this matter and that Pacific Telesis discontinue funding of MALDEF and other similar organizations."

SUPPORTING STATEMENT: "On one hand, Pacific Telesis claims that its charitable contributions are of vital importance to the corporation because these donations enhance its standing in the community and improve its image. It is my contention that this is the very reason that Pacific Telesis must show more responsibility and careful prudence in the dispensing of scarce funds allocated to non-profit entities whose overall goals are societally divisive and gained by highly politicized means. A careful look at MALDEF'S own annual reports clearly shows an extremist ethnic organization pushing forth a broad radical political agenda. This includes: **[*13]** open borders, multilingual ballots, forced bilingual education,preferential academic admissions, Motor-Voter registration without verification of citizenship, opposition to enforcement of existing immigration laws, funding of the Southwest Votor Registration Project without citizenship requirements. Their agenda is promoted by a large battery of lawyers and lobbyists, who are actively working to weaken and change existing laws to allow increased legal and illegal immigration. Taking note of the above issues, question the use of our limited profits of Pacific Telesis for organizations which promote such radical agendas. As such, it is time for my corporation to re-examine its role in funding these questionable and ethnically divisive non-profit organizations.We as stockholders must demand accountability and accept ultimate responsibility for the part our corporation plays in the social and cultural engineering of our nation's future.

Sincerely,

Sharon L. Gage
(stockholder on record with 44 shares held for more than one year).
P.O. Box 641306
Los Angeles, Ca 90064

Addendum enclosed to verify above statement.

ATTACHMENT 2

PACIFIC TELESIS
Legal Group

Pacific Telesis [*14] Group
130 Kearny Street Suite 3607
San Francisco, California 94108
Office (415) 394-3533
Facsimile (415) 362-2843
Internet bethroemer@pacte.com

November 21, 1996

Ms. Sharon L. Gage
P.O. Box 641306
Los Angeles, CA 90064

Re: Proxy Statement Proposal

Dear Ms. Gage:

Pacific Telesis Group (the "Company") is in receipt of your letter dated November 14, 1996, and is currently evaluating whether to raise any objections to your shareholder proposal concerning required disclosure of certain corporate contributions.

While we consider your Proposal, the Company hereby requests that you demonstrate your eligibility under Rule 14a-8 of the federal proxy rules (the "Proxy Rules") to require the Company to include your Proposal in its proxy statement. To be eligible you must (i) be the record or beneficial owner of at least 1% or $ 1,000 in market value of the Company's common stock, (ii) have held such securities for at least one year and (iii) continue to hold such securities through the date of the annual meeting. As you may know, this showing can be made by a written statement of the record holder or an independent third party evidencing the date of acquisition and number of shares **[*15]** held, accompanied by the proponent's written statement that she intends to continue ownership of the requisite securities through the date of the meeting.

The Company looks forward to receiving the information requested above concerning your eligibility under the Proxy Rules to have the Proposal included in the Company's proxy statement. For your assistance we have enclosed a copy of the Proxy Rules.

We should also advise you that it is uncertain whether the Company will hold a **1997** annual meeting of shareholders. As you are no doubt aware, the Company has entered into a merger agreement with SBC Communications Inc., pursuant to which the Company will become a wholly owned subsidiary of SBC. It is currently expected that the merger will be effected in the first quarter of **1997.** Unless that schedule is delayed substantially, it is not expected that the Company will hold another annual meeting of its public shareholders.

Very truly yours,

Elizabeth K. Roemer
Senior Counsel

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **"pacific telesis group" & 1997 and date(geq (01/20/97) and leq (01/25/97))** (Edit Search)
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Date/Time: Wednesday, December 19, 2001 - 12:29 PM EST

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **(shareholder /2 proposal) & "$25,000" & "delta air lines, inc." & "1999"** (Edit Search)

Select for FOCUS™ or Delivery

*1999 SEC No-Act. LEXIS 650, **

1999 SEC No-Act. LEXIS 650

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

July 29, **1999**

CORE TERMS: donation, shareholder, gift, charitable contributions, proxy, entity, omit, fiscal, proper subject, attachment, recipients, smaller, billion, staff, thank, enforcement action, annual meeting, better served, majority vote, net income, recommendation, introduce, recommend, excessive, omission, mission, fiscal year, Law Department, charitable giving, continue to hold

[*1] Delta Air Lines, Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, **1999**

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Delta Air Lines, Inc.**
Incoming letter dated June 28, **1999**

The proposal requires **shareholder** approval of any gift, donation or grant which exceeds $ **25,000** per year to any single entity, group or foundation.

There appears to be some basis for your view that Delta may omit the proposal under rule 14a-8(i)(7) as relating to Delta's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Delta omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Delta relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1:

Delta Air Lines

Delta Air Lines
Post Office Box 20574
Atlanta, Georgia 30320-6001

Tel (404) 715-2724
Tax (404) 715-2233

June 28, **1999**

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. **[*2]** 20549

Re: Delta Air Lines, Inc. - Shareholder Proposal of Mr. Robert Hemmen - Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of **Delta Air Lines, Inc.** ("Delta" or the "Company"), I respectfully request that the staff of the Division of Corporation Finance indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Delta omits the **shareholder proposal** described below from its proxy statement and form of proxy ("Proxy Materials") for the Company's **1999** annual meeting of shareholders. Delta believes that the proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934.

The Company currently expects to file definitive proxy materials with the Commission on or about September 16, **1999,** and to commence mailing shortly thereafter.

To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii).

The proposal, and supporting statement, submitted by Mr. Robert Hemmen read as follows:

> Proposal
>
> "Any gift, donation, or grant which exceeds **[*3]** $ **25,000** per year to any single entity, group, or foundation must be approved by majority vote of the shareholders."Supporting Statement
>
> "As a corporate citizen it is very important for Delta to return a portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $ 890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant."

A copy of the proposal and supporting statement, and related correspondence, is attached as Exhibit 1.

Delta believes that the proposal may be omitted from its proxy materials for the following reasons:

1. The proposal is not a proper subject for action by shareholders under the laws of the state of Delaware, Delta's state of incorporation, and therefore may be omitted pursuant to Rule 14a-8(i)(1).

2. The proposal relates to the conduct of Delta's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7).

3. The proposal relates to operations which account for less than 5 percent of Delta's assets, operating income and revenues, and therefore may **[*4]** be excluded pursuant to Rule 14a-8(i)(5).

The bases for the Company's conclusions are set forth below.

1. *Rule 14a-8(i)(1): The Proposal is not a Proper Subject for Action by Shareholders*

Rule 14a-8(i)(1) permits the omission of any proposal that is not a proper subject for action by shareholders under the laws of the state of the company's organization which, in Delta's case, is the State of Delaware. The proposal would require Delta's Board to obtain shareholder approval of any gift, donation or grant exceeding $ **25,000.** Such a requirement would violate the laws of the state of Delaware, which provides that the directors of a corporation are responsible for the management of the affairs of the corporation. Delaware General Corporation Law, § 141.

We provided Mr. Hemmen a copy of Rule 14a-8, and, by telephone, advised him of the need to phrase the proposal as a recommendation. Mr. Hemmen indicated his intent in his June 5, **1999** letter, to introduce a "recommendation" at the annual meeting. However, as currently drafted, the proposal itself is mandatory, not precatory. The staff has recognized that similar mandatory **shareholder proposals** are excludable under Rule **[*5]** 14a-8(i) unless rephrased by the proponent in precatory terms. See, American Express Company (January 22, 1997); Archer Daniels Midland Co. (July 11, 1987).

Accordingly, Delta believes that the proposal is not a proper subject for shareholder action and may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

2. *Rule 14a-8(i)(7): The Proposal Relates to the company's Ordinary Business Operations*

Rule 14a-8(i)(7) permits the omission of any proposal that deals with a matter relating to the Company's ordinary business operations. Delta believes that decisions about the timing, amount and recipients of charitable contributions are within the scope of its ordinary business operations.

Delta has a small corporate budget for charitable contributions, and regularly makes donations of products (primarily airline tickets) to charitable organizations. Donations of this nature are coordinated by Delta's Community Affairs department. However, the bulk of the Company's charitable giving is made through the Delta Air Lines Foundation (the "Foundation"), a tax-exempt entity, which was established and funded by the Company for this purpose in 1968. The Foundation **[*6]** is a separate legal entity, and its trustees are senior officers of the Company. The Foundation's mission is to enhance the quality of life in the communities served by Delta. To carry out this mission, support is limited to non-profit organizations within the Foundation's three focus areas: (1) Families with Young Children; (2) Cultural Understanding; and (3) Building Strong Communities. Delta's board of directors determines whether to make a contribution to the Foundation in any specific year. Generally, specific grants by the Foundation are made from earnings on the Foundation's trust corpus. The Foundation is responsible for identifying and approving specific grants, including the one alluded to in Mr. Hemmen's supporting statement.

Corporate charitable giving is a well-recognized, important business activity engaged in on a regular basis by most major public companies as well as by smaller businesses. Delta believes that the day-to-day management of its corporate charitable programs is most efficiently left in the hands of the Foundation and the Community Affairs department, which are in the best position to select worthy recipients for charitable contributions, and determine **[*7]** the size of a particular contribution which will best achieve the mission described above.

The proposal does not seek to eliminate corporate charitable contributions as a policy matter. Mr. Hemmen acknowledges in his supporting statement that "as a corporate citizen it is very important for Delta to return a portion of its profits to the community through gifts, donations and grants." Rather, Mr. Hemmen seeks to micro-manage the size, and recipients, of those contributions.

The staff has consistently agreed that **shareholder proposals** dealing with the amount or type of corporate charitable contributions may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Kmart Corporation (March 4, 1998); Minnesota Manufacturing and Mining Company (February 19, 1998); Walt Disney Company (November 10, 1997); Colgate-Palmolive Company (February 10, 1997); Pacific Telesis Group (January 22, 1997); Minnesota Power & Light (January 8, 1997); SCEcorp (February 20, 1992).

Accordingly, Delta believes that the substance of the proposal relates to an ordinary business matter that may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

3. [*8] *Rule 14a-8(i)(5): The Proposal Relates to Operations that Account for Less than Five Percent of the Company's Business*

Rule 14a-8(i)(5) permits a company to omit a proposal that relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." This provision is intended to permit the exclusion of any proposal that does not bear a significant economic relationship to the company's business and does not raise policy issues of significance to the company's business. See, Exchange Act Release No. 34-19135 (October 14, 1982), Fed. Sec. L. Rep. (CCH)[1982 Transfer Binder] P83,262 at pp.85,353-54.

At the end of fiscal 1998, the Company's total assets were $ 14.6 billion. Its net income and revenues for fiscal 1998 were $ 1.0 billion and $ 14.1 billion, respectively. During fiscal 1998 Delta contributed $ 5 million to the Foundation, and approximately $ 2.5 million of airline tickets and other charitable contributions **[*9]** outside the Foundation. The Company's total charitable contributions for fiscal 1998 represented only 0.7 percent of its $ 1.0 billion in net income for the year. This amount is well below the 5 percent of net income that Rule 14a-8(i)(5) recognizes as being significant to Delta's business. Furthermore, the proposal does not raise any other issues that are "significantly related" to its business as that term is used in

Rule 14a-8(i)(5). As previously discussed, the proposal does not object to Delta's policy making charitable contributions in support of the communities in which it operates. Rather, it seeks to micro manage the amounts and recipients of those contributions.

Accordingly, Delta believes that the proposal is excludable under Rule 14a-8(i)(5).

Based upon the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its **1999** annual meeting.

Pursuant to Rule 14a-8(j), six additional copies of this letter and the attachment are enclosed. A copy of this letter and the attachment is concurrently being forwarded to the proponent.

If you have any questions, **[*10]** please contact the undersigned. Please also acknowledge receipt of this letter by stamping the extra enclosed copy and returning it in the self-addressed, stamped envelope.

Very truly yours,

Nanci Oliver Sloan
Senior Attorney

ATTACHMENT 1

June 1, **1999**

Ms. Nanci Sloan
Law Department
Delta Air Lines

Dear Ms. Sloan:

I want to thank you for your help concerning my plan to introduce a resolution at Delta's **1999** Annual Shareowners Meeting. Your recent letter and phone conversation today were greatly appreciated.

Regarding questions you had in your last letter, I would like to answer as follows:

1. I have continuously held at least $ 2000 in market value of Delta ESOP voting securities since April 30, 1998 and I will continue to hold these securities through the date of Delta's **1999** Annual Meeting.

2. I will attend the meeting to present my proposal.

I would like the proposal to read:

> **"Any gift, donation, or grant which exceeds $ 25,000 per year to any single entity, group, or foundation must be approved by majority vote of the shareholders."**
>
> **Approve [] Disapprove []**

Justification:

As a corporate citizen it is very important for Delta to return a **[*11]** portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $ 890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant.

Thanks again for your assistance.

Sincerely,

Robert Hemmen
6717 Innsbruck Drive
Dayton Ohio 45459

ATTACHMENT 2

June 5, **1999**

Ms. Nanci Sloan
Law Department
Delta Air Lines

Dear Ms. Sloan:

I want to thank you for your help concerning my efforts to introduce a recommendation at Delta's **1999** Annual Shareowners Meeting. Your recent letter and phone conversations were greatly appreciated.

Regarding questions you had in your last letter, I would like to answer as follows:

1. I have continuously held at least $ 2000 in market value of Delta ESOP voting securities since April 30, 1998 and I will continue to hold these securities through the date of Delta's **1999** Annual Meeting.

2. I will attend the meeting to present my proposal, which I would like to read as follows:

> **"Any gift, donation, or grant which exceeds $ 25,000 per year to any single entity, group, or foundation must be approved [*12] by majority vote of the shareholders."**

Justification:
As a corporate citizen it is very important for Delta to return a portion of its' profits to the community through gifts, donations and grants. However, the recent grant of $ 890,000 to the University of Georgia was excessive. I believe Delta would have been better served by several smaller donations to various groups, rather than one large grant.

Thank you again for your assistance.

Sincerely,

Robert Hemmen
6717 Innsbruck Drive
Dayton Ohio 45459
937-439-1576

Source: All Sources > Area of Law - By Topic > Administrative Law > Administrative Materials & Regulations > Securities > **Combined SEC No-Action Letters and Releases**
Terms: **(shareholder /2 proposal) & "$25,000" & "delta air lines, inc." & "1999"** (Edit Search)
View: Full
Date/Time: Tuesday, December 4, 2001 - 4:18 PM EST

C

Timothy D. Williams
5575 Joyceann Dr.
Dayton, OH 45415
937/275-9258

RECEIVED
NOV 13 2001
LAW DEPARTMENT

October 29, 2001

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

I am a current owner of 200 shares of Schering-Plough common stock, and have owned the stock continuously for over a year. Also, I intend to hold the shares through the date of the next annual meeting. The following shareholder proposal is submitted for presentation at the 2002 annual shareholder meeting.

ENDORSE THE PRO VITA PRINCIPLES RESPECTING HUMAN LIFE

Whereas: We believe responsible implementation of a sound, credible policy respecting human life increases long-term shareholder value by raising employee morale, reducing litigation and enhancing public image.

By endorsing the Pro Vita Principles the company recognizes the fundamental value of each human life and commits to the importance of each life regardless of its disabilities or locale, be it inside or outside the womb.

Befitting the importance of this subject, the company commits to:

1) The protection of all human life without regard to age, size, sex, or place.
2) The avoidance of any research that involves the destruction of human life or uses of tissue, cell lines, or organs from aborted fetuses.
3) The exclusion of any product or service that ends human life.
4) The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

While these are fundamental principles, the company also commits to an operating policy that respects the value of each person in all the company's policies and affairs.

Resolved: Shareholders request the company endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life. Further, shareholders request the company establishes a sub-committee of the Executive Committee of the Board to ensure compliance with the Pro Vita Principles, and that this sub-committee submits an annual written report to be incorporated in the Annual Report to shareholders.

Sincerely,

Cc: Securities & Exchange Commission

hn M. York
First Vice President -
Investments

Private Client Group

Ten West Second Street
Mead Building, Fourth Floor
Dayton, Ohio 45402
937 225 2685
800 823 5313
FAX 937 225 2693

Merrill Lynch

RECEIVED
N 13 2001
LAW DEPARTMENT

November 1, 2001

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

Please use this letter as verification that Timothy D. Williams of 5575 Joyceann Dr., Dayton, OH 45415 has maintained an account at Merrill Lynch during the past two (2) years and has continuously owned 200 shares of Schering-Plough common stock.

If additional information is required, you may contact me at 937-225-2685.

Sincerely,

John M. York
First Vice President-Investments

copy - Timothy D. Williams

/bd

D

Timothy D. Williams
5575 Joyceann Dr.
Dayton, OH 45415
937/275-9258

October 29, 2001

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

I am a current owner of 200 shares of Schering-Plough common stock, and have owned the stock continuously for over a year. Also, I intend to hold the shares through the date of the next annual meeting. The following shareholder proposal is submitted for presentation at the 2002 annual shareholder meeting.

ENDORSE THE PRO VITA PRINCIPLES RESPECTING HUMAN LIFE

Whereas: We believe responsible implementation of a sound, credible policy respecting human life increases long-term shareholder value by raising employee morale, reducing litigation and enhancing public image.

By endorsing the Pro Vita Principles the company recognizes the fundamental value of each human life and commits to the importance of each life regardless of its disabilities or locale, be it inside or outside the womb.

Befitting the importance of this subject, the company commits to:

1) The protection of all human life without regard to age, size, sex, or place.
2) The avoidance of any research that involves the destruction of human life or uses of tissue, cell lines, or organs from aborted fetuses.
3) The exclusion of any product or service that ends human life.
4) The avoidance of payment, wherever practical, to any organization, be it commercial or charitable, that is involved in the deliberate destruction of human life.

While these are fundamental principles, the company also commits to an operating policy that respects the value of each person in all the company's policies and affairs.

Resolved: Shareholders request the company endorse the Pro Vita Principles as a public commitment to ethical business practices and the inestimable value of each human life. Further, shareholders request the company establishes a sub-committee of the Executive Committee of the Board to ensure compliance with the Pro Vita Principles, and that this sub-committee submits an annual written report to be incorporated in the Annual Report to shareholders.

Sincerely,

V. K. Williams

Cc: Securities & Exchange Commission

Merrill Lynch

RECEIVED
NOV 13 2001
LAW DEPARTMENT

ohn M. York
First Vice President -
Investments

Private Client Group

Ten West Second Street
Mead Building, Fourth Floor
Dayton, Ohio 45402
937 225 2685
800 823 5313
FAX 937 225 2693

November 1, 2001

Mr. Joseph LaRosa
Secretary of the Corporation
Schering-Plough Corporation
One Giralda Farms
Madison, NJ 07940-1010

Dear Mr. LaRosa:

Please use this letter as verification that Timothy D. Williams of 5575 Joyceann Dr., Dayton, OH 45415 has maintained an account at Merrill Lynch during the past two (2) years and has continuously owned 200 shares of Schering-Plough common stock.

If additional information is required, you may contact me at 937-225-2685.

Sincerely,

John M. York
First Vice President-Investments

copy - Timothy D. Williams

/bd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Schering-Plough Corporation
Incoming letter dated December 20, 2001

The proposal requests that Schering-Plough endorse the "Pro Vita Principles" as a public commitment to ethical business practices and the inestimable value of each human life.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Schering-Plough relies.

Sincerely,

Grace K. Lee
Attorney-Advisor